Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the three-month period ended March 31, 2011,
presented in comparative format.

Company’s Name:	Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal Domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor; Autonomous City of Buenos Aires

Principal Line of Business:	Financial and Investment Activities

Fiscal Year No. 13
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format.

Date of Registration with the Public Registry of Commerce:

Of Bylaws:	September 30, 1999

Date of Last Amendment to Bylaws:	July 16, 2010

Registration Number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority:	1,671,058

Date of Expiration of Grupo Financerio Galicia S.A.’s (the “Company”) Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal Line of Business:	Financial and Investment Activities

Interest Held by EBA Holding S.A. (the “Controlling Company”) in the Company’s Shareholders’ Equity as of 3/31/11:	22.65%

Percentage of Votes to which the Controlling Company is Entitled as of 3/31/11:	59.42%

Capital Status as of 3/31/11 (Note 8 to the Financial Statements) (Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)
Shares
Number	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Balance Sheet
as of March 31, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
ASSETS
CASH AND DUE FROM BANKS	5,294,968	5,645,571
- Cash	1,783,848	1,489,374
- Financial Institutions and Correspondents	3,511,120	4,156,197
- the B.C.R.A.	3,098,311	3,932,281
- Other Local Financial Institutions	43,857	14,607
- Foreign	368,952	209,309
GOVERNMENT AND CORPORATE SECURITIES	3,277,650	2,278,012
- Holdings Recorded at Fair Market Value	67,286	68,231
- Holdings Recorded at their Acquisition Cost plus the I.R.R.	139,203	133,756
- Securities Issued by the B.C.R.A.	3,068,987	2,065,723
- Investments in Listed Private Securities	2,174	10,302
LOANS	23,177,758	21,353,781
- To the Non-financial Public Sector	23,055	24,565
- To the Financial Sector	110,454	80,633
- Interbank Loans (Call Money Loans Granted)	44,500	32,500
- Other Loans to Local Financial Institutions	65,542	47,968
- Accrued Interest, Adjustments and Quotation Differences Receivable	412	165
- To the Non-financial Private Sector and Residents Abroad	24,147,693	22,287,056
- Advances	1,419,391	977,890
- Promissory Notes	4,453,126	4,534,326
- Mortgage Loans	959,966	950,237
- Pledge Loans	154,677	119,175
- Personal Loans	4,576,649	4,093,559
- Credit Card Loans	9,732,590	9,120,092
- Others	2,636,164	2,297,507
- Accrued Interest, Adjustments and Quotation Differences Receivable	302,953	277,070
- Documented Interest	(87,006)	(81,804)
- Unallocated Collections	(817)	(996)
- Allowances	(1,103,444)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,926,784	3,325,990
- the B.C.R.A.	403,056	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,102,024	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	634,470	914,124
- Others not Included in the Debtor Classification Regulations	1,221,438	1,286,039
- Unlisted Negotiable Obligations	91,284	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	2,552	5,403
- Others Included in the Debtor Classification Regulations	506,530	511,594
- Accrued Interest Receivable Included in the Debtor Classification Regulations	1,756	1,680
- Allowances	(36,326)	(131,806)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Balance Sheet
as of March 31, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
RECEIVABLES FROM FINANCIAL LEASES	458,398	428,080
- Receivables from Financial Leases	456,935	426,626
- Accrued Interest and Adjustments Receivable	7,493	6,923
- Allowances	(6,030)	(5,469)
EQUITY INVESTMENTS	54,261	52,848
- In Financial Institutions	2,009	1,971
- Others	65,342	64,140
- Allowances	(13,090)	(13,263)
MISCELLANEOUS RECEIVABLES	1,070,320	1,082,561
- Receivables for Assets Sold	36,405	35,403
- Minimum Presumed Income Tax	408,651	395,738
- Others	659,828	677,151
- Accrued Interest on Receivables for Assets Sold	303	135
- Other Accrued Interest and Adjustments Receivable	161	159
- Allowances	(35,028)	(26,025)
BANK PREMISES AND EQUIPMENT	947,832	948,067
MISCELLANEOUS ASSETS	115,495	81,403
INTANGIBLE ASSETS	493,838	454,115
- Goodwill	20,509	23,467
- Organization and Development Expenses	473,329	430,648
UNALLOCATED ITEMS	12,084	4,844
OTHER ASSETS	62,908	52,791
TOTAL ASSETS	38,892,296	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
 Consolidated Balance Sheet
as of March 31, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
LIABILITIES
DEPOSITS	23,810,794	22,222,764
- Non-financial Public Sector	1,314,835	874,201
- Financial Sector	14,519	9,934
- Non-financial Private Sector and Residents Abroad	22,481,440	21,338,629
- Current Accounts	5,763,078	5,466,532
- Savings Accounts	6,586,303	6,356,877
- Time Deposits	9,549,303	8,975,889
- Investment Accounts	158,115	156,935
- Others	336,902	306,139
- Accrued Interest and Quotation Differences Payable	87,739	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	9,159,630	7,608,071
- the B.C.R.A.	3,704	2,105
- Others	3,704	2,105
- Banks and International Entities	706,942	646,745
- Unsubordinated Negotiable Obligations	1,605,807	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	629,370	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,168,884	229,684
- Loans from Local Financial Institutions	644,809	613,197
- Other Loans from Local Financial Institutions	641,643	610,022
- Accrued Interest Payable	3,166	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	5,448	11,085
- Others	4,352,921	4,358,049
- Accrued Interest and Quotation Differences Payable	41,745	20,890
MISCELLANEOUS LIABILITIES	1,067,600	909,632
- Dividends Payable	4,783	20,000
- Directors' and Syndics' Fees	9,064	9,672
- Others	1,053,750	879,957
- Adjustments and Accrued Interest Payable	3	3
PROVISIONS	668,839	698,244
SUBORDINATED NEGOTIABLE OBLIGATIONS	900,011	1,253,027
UNALLOCATED ITEMS	20,000	24,456
OTHER LIABILITIES	150,660	140,158
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	417,249	382,211
TOTAL LIABILITIES	36,194,783	33,238,563
SHAREHOLDERS' EQUITY	2,697,513	2,469,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,892,296	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Memorandum Accounts
as of March 31, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
DEBIT	35,396,895	36,743,223
CONTINGENT	9,840,840	9,244,609
- Loans Obtained (Unused Balances)	476,899	350,858
- Guarantees Received	6,373,995	5,974,377
- Others not Included in the Debtor Classification Regulations	21,254	20,191
- Contingencies re. Contra Items	2,968,692	2,899,183
CONTROL	17,323,667	16,802,332
- Uncollectible Loans	1,563,210	1,500,275
- Others	15,186,460	14,772,617
- Control re. Contra Items	573,997	529,440
DERIVATIVES	5,268,773	8,193,303
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	2,462,539	3,484,686
- Interest Rate Swaps	243,000	178,000
- Others	848,200	1,140,100
- Derivatives re. Contra Items	1,715,034	3,390,517
TRUST ACCOUNTS	2,963,615	2,502,979
- Trust Funds	2,963,615	2,502,979
CREDIT	35,396,895	36,743,223
CONTINGENT	9,840,840	9,244,609
- Loans Granted (Unused Balances)	1,902,231	1,840,214
- Guarantees Granted to the B.C.R.A.	1,932	1,869
- Other Guarantees Granted Included in the Debtor Classification Regulations	247,391	213,830
- Other Guarantees Granted not Included in the Debtor Classification Regulations	372,143	370,231
- Others Included in the Debtor Classification Regulations	416,788	447,505
- Others not Included in the Debtor Classification Regulations	28,207	25,534
- Contingencies re. Contra Items	6,872,148	6,345,426
CONTROL	17,323,667	16,802,332
- Checks and Drafts to be Credited	571,742	529,215
- Others	502,513	480,227
- Control re. Contra Items	16,249,412	15,792,890
DERIVATIVES	5,268,773	8,193,303
- "Notional" Value of Put Options Written	101,037	98,743
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	908,797	2,511,674
- Others	705,200	780,100
- Derivatives re. Contra Items	3,553,739	4,802,786
TRUST ACCOUNTS	2,963,615	2,502,979
- Trust Liabilities re. Contra Items	2,963,615	2,502,979

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Income Statement
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
FINANCIAL INCOME	1,208,820	736,880
- Interest on Cash and Due from Banks	151	137
- Interest on Loans to the Financial Sector	2,117	753
- Interest on Advances	58,747	36,247
- Interest on Promissory Notes	160,911	113,725
- Interest on Mortgage Loans	26,835	25,418
- Interest on Pledge Loans	4,899	2,260
- Interest on Credit Card Loans	385,737	223,431
- Interest on Financial Leases	19,306	15,139
- Interest on Other Loans	403,916	140,000
- Net Income from Government and Corporate Securities	100,784	116,258
- Interest on Other Receivables Resulting from Financial Brokerage	5,432	5,080
- Net Income from Secured Loans – Decree No. 1387/01	855	1,018
- C.E.R. Adjustment	629	1,464
- Exchange Rate Differences on Gold and Foreign Currency	12,371	25,990
- Others	26,130	29,960
FINANCIAL EXPENSES	443,126	330,256
- Interest on Current Account Deposits	-	3,790
- Interest on Savings Account Deposits	1,834	1,148
- Interest on Time Deposits	236,375	187,460
- Interest on Interbank Loans Received (Call Money Loans)	73	1,433
- Interest on Other Loans from Financial Institutions	9,308	-
- Interest on Other Liabilities Resulting From Financial Brokerage	53,988	33,351
- Interest on Subordinated Negotiable Obligations	32,059	33,400
- Other Interest	8,951	936
- Net Income from Options	-	197
- C.E.R. Adjustment	8	45
- Contributions Made to Deposit Insurance Fund	9,674	7,351
- Others	90,856	61,145
GROSS FINANCIAL MARGIN	765,694	406,624
PROVISIONS FOR LOAN LOSSES	174,411	120,991
INCOME FROM SERVICES	765,904	536,514
- Related to Lending Transactions	204,499	139,221
- Related to Borrowing Transactions	143,573	130,840
- Other Commissions	12,929	8,523
- Others	404,903	257,930
EXPENSES FOR SERVICES	217,362	147,049
- Commissions	96,182	59,793
- Others	121,180	87,256

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Income Statement
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
ADMINISTRATIVE EXPENSES	902,842	589,707
- Personnel Expenses	527,531	338,783
- Directors’ and Syndics' Fees	4,107	2,865
- Other Fees	38,659	17,215
- Advertising and Publicity	44,748	35,787
- Taxes	58,469	37,411
- Depreciation of Bank Premises and Equipment	21,624	18,061
- Amortization of Organization Expenses	19,686	13,088
- Other Operating Expenses	115,393	77,665
- Others	72,625	48,832
NET INCOME FROM FINANCIAL BROKERAGE	236,983	85,391
MINORITY INTEREST RESULT	(39,825)	(19,665)
MISCELLANEOUS INCOME	241,452	132,714
- Net Income from Equity Investments	28,994	2,549
- Penalty Interest	18,171	10,703
- Loans Recovered and Allowances Reversed	41,629	16,130
- Others	152,658	103,332
MISCELLANEOUS LOSSES	78,357	96,425
- Penalty Interest and Charges in favor of the B.C.R.A.	9	4
- Provisions for Losses on Miscellaneous Receivables and Other Provisions	16,965	30,142
- C.E.R. Adjustment	11	9
- Amortization of Differences Arising from Court Resolutions	1,396	29,175
- Depreciation and Losses from Miscellaneous Assets	382	307
- Amortization of Goodwill	2,958	2,698
- Others	56,636	34,090
NET INCOME BEFORE INCOME TAX	360,253	102,015
INCOME TAX	132,240	50,317
NET INCOME FOR THE PERIOD	228,013	51,698

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at Beginning of Fiscal Year	7,443,517	5,428,730
- Cash at Period-end	7,825,012	5,963,984
Increase in Cash, Net (in Constant Currency)	381,495	535,254
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating Activities
Net Collections/(Payments) for:
- Government and Corporate Securities	(22,422)	785,954
- Loans
- To the Financial Sector	(15,741)	732
- To the Non-financial Public Sector	1,929	3,775
- To the Non-financial Private Sector and Residents Abroad	(906,700)	(350,009)
- Other Receivables Resulting from Financial Brokerage	19,855	92,172
- Receivables from Financial Leases	(10,893)	17,661
- Deposits
- To the Financial Sector	4,585	21,319
- To the Non-financial Public Sector	440,634	17,969
- To the Non-financial Private Sector and Residents Abroad	810,636	623,197
- Other Liabilities from Financial Brokerage
- Financing from the Financial Sector
- Interbank Loans (Call Money Loans Received)	(73)	(21,433)
- Others (Except from Liabilities Included in Financing Activities)	(125,089)	40,116
Collections related to Income from Services	886,777	630,136
Payments related to Expenses for Services	(208,240)	(130,752)
Administrative Expenses Paid	(909,215)	(602,218)
Payment of Organization and Development Expenses	(62,346)	(30,398)
Collection for Penalty Interest, Net	18,162	10,699
Differences Arising from Court Resolutions Paid	(1,396)	(3,503)
Collection of Dividends from Other Companies	1,856	1,222
Other Collections related to Miscellaneous Profits and Losses	36,682	7,910
Net Collections/(Payments) for Other Operating Activities
- Other Receivables and Miscellaneous Liabilities	(54,860)	(125,041)
- Other Operating Activities, Net	8,385	13,968
Income Tax and Minimum Presumed Income Tax Payment	(33,721)	(29,858)
Net Cash Flow (Used in)/Generated by Operating Activities	(121,195)	973,618
Investment Activities
Payments for Bank Premises and Equipment, Net	(26,607)	(14,178)
Payments for Miscellaneous Assets, Net	(34,583)	(4,157)
Payments for Equity Investments	-	(661)
Net Cash Flows used in Investment Activities	(61,190)	(18,996)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
Financing Activities
Net Collections/(Payments) for:
- Unsubordinated Negotiable Obligations	811,774	(405,959)
- the B.C.R.A.
- Others	1,599	(1,647)
- Banks and International Entities	43,303	383
- Subordinated Negotiable Obligations	(406,868)	(34,905)
- Loans from Local Financial Institutions	31,612	(22,885)
Other Collections from Financing Activities	-	1,269
Cash Flow (Used in)/Generated by Financing Activities	481,420	(463,744)
Financial Results and by Holding of Cash and Cash Equivalents (including Interest and Monetary Result)	82,460	44,376
Increase in Cash, Net	381,495	535,254

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the three-month period beginning on January 1, 2011 and ending on March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos (“Pesos” or “AR$”) and U.S. Dollars (“Dollars” or “US$”))

NOTE 1:	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements are presented in accordance with the provisions of the Argentine Central Bank’s (the “B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (the “F.A.C.P.C.E”) and the guidelines of the General Resolution No. 434/03 of the National Securities Commission (the “C.N.V.”). These financial statements include the balances corresponding to the operations carried out by the Company and its subsidiaries located in Argentina and abroad and form part of the Company’s quarterly/annual financial statements as supplementary information; as such, they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with the B.C.R.A.’s Communiqué “A” 3921, Decree No. 664/03 of the the executive branch of the Argentine government and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency experienced after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (the “C.P.C.E.C.A.B.A.”) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:	ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing these consolidated financial statements are listed below:

a.	Consolidation of Financial Statements

The financial statements of the Company have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to B.C.R.A. regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the balance sheet and the income statement.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

b.	Consistency of Accounting Principles

Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance, which in some aspects differ from the Argentine GAAP currently in effect, in particular with respect to the valuation of investments in secured loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.	Foreign Currency Assets and Liabilities

These are stated at the U.S. Dollar exchange rate set by the B.C.R.A., at the close of operations on the last business day of each month.

As of March 31, 2011, December 31, 2010 and March 31, 2010, balances in Dollars were converted applying the reference exchange rate (AR$4.0520, AR$3.9758 and AR$3.8763, respectively) set by the B.C.R.A.

Assets and liabilities valued in foreign currencies other than the Dollar have been converted into such currencies using the swap rates provided by the B.C.R.A.

b.2.	Government and Corporate Securities

b.2.1.	Government Securities

As of March 1, 2011, the B.C.R.A. set forth, in accordance with the most probable use of such assets, two valuation criteria for holdings of non-financial public sector debt instruments.

a) Fair Market Value

These holdings are government securities and monetary regulation instruments included in the volatilities or present values data issued by the B.C.R.A.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, if any, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, as applicable.

b) Acquisition Cost plus the internal rate of return (the “I.R.R.”)

These include government securities and monetary regulation instruments issued by the B.C.R.A. that are not included in the above-mentioned item.

These holdings are recorded at their acquisition cost, increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset regularizing account, according to the following classes:

b1) Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the event that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Such regularizing account must be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b2) Monetary regulation instruments issued by the B.C.R.A. The monthly accrual of the I.R.R. must be charged to income.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

b3) Government securities that were not subscribed through swap with no volatility or present value provided by the B.C.R.A. These are recorded at the present value of cash flows discounted by the I.R.R. of securities with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual must be recorded to an asset regularizing account.

Furthermore, and pursuant to the policy of Banco de Galicia y Buenos Aires S.A., those instruments initially valued at the fair market value, but later valued at their acquisition cost plus the I.R.R., may be recorded under this item, when the purpose of such instruments is to obtain contractual cash flows.

In these cases, the maximum amount to be used must not exceed the net liquid assets of 40% of deposits.

The application of the above-mentioned criteria was consistent with those criteria used by Banco Galicia y Buenos Aires S.A. until February 28, 2011; therefore, there have been no significant effects on Banco de Galicia y Buenos Aires S.A.’s financial condition.

As of March 31, 2011, and taking into account the above-mentioned valuation criteria, Banco de Galicia y Buenos Aires S.A. records its holdings according to the following:

b.2.1.1.	Holdings Recorded at Fair Market Value

These holdings include trading securities.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

b.2.1.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this caption, Banco de Galicia y Buenos Aires S.A. records Peso-denominated bonds issued by the Argentine government at the Badlar rate due 2015 (“Bonar 2015”) for a face value of AR$668,178, which, as of December 31, 2010 and until February 28, 2011, were recorded under “Holdings in Investment Accounts” valued at their acquisition cost increased on an exponential basis according to their I.R.R. The transfer value of this caption was the one recorded as of February 28, 2011.

As of March 31, 2011, these holdings have been valued according to what is stated in item b.2.1.b, that is, the total amount of the monthly accrual has been charged to income.

The same criterion was applied to the securities used in repo transactions.

Had these securities been marked to market, the shareholders’ equity would have been increased by approximately AR$78,725 as of March 31, 2011 and AR$84,496 as of December 31, 2010.

b.2.1.3.	Securities Issued by the B.C.R.A.

a)	At Fair Market Value:

These are recorded at the listed closing price for each class of securities at the end of the period/fiscal year. The same criterion was applied to holdings of such securities used in sale transactions pending settlement.

b)	At the Acquisition Cost plus the I.R.R.:

Holdings of these securities were valued at their acquisition cost, increased on an exponential basis according to their I.R.R. Such securities that were bought and sold pending settlement have been valued at the arrangement price for each transaction. Had these securities been marked to market, the shareholders’ equity would have been increased by approximately AR$3,370 as of March 31, 2011 and AR$2,129 as of December 31, 2010.

Since these securities do not have volatility or present value published by the B.C.R.A., their market value was calculated based on the respective cash payments discounted by the I.R.R. of securities with similar characteristics and duration, and with the volatility published by such institution.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

b.2.2.	Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, as applicable.

b.3.	Accrual of Adjustments, Interest, Exchange Rate Differences, Premiums on Future Transactions and Variable Income

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, Banco de Galicia y Buenos Aires S.A. does not recognize interest accrual when debtors are classified in a non-accrual status.

b.4.	Debt Securities and Participation Certificates in Financial Trusts

Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost, increased according to their I.R.R. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts, as modified by the application of B.C.R.A. regulations, as applicable. Trusts, with government-sector assets as underlying assets, have been valued pursuant to the valuation criteria described in item b.2.1.b. The participation certificate in Galtrust I Financial Trust has been recorded according to what is stated in item b.2.1.b3. To such ends, Banco de Galicia y Buenos Aires S.A. used the allowance established in the previous fiscal year in the amount of AR$98,638.

Had this certificate been valued at its present value, Banco de Galicia y Buenos Aires S. A.´s shareholders´ equity would have been decreased by AR$4,298 as of March 31, 2011.

b.5.	Unlisted Negotiable Obligations

Holdings of these securities are valued at their acquisition cost, increased on an exponential basis according to their I.R.R.

b.6.	Receivables from Financial Leases

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established, calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease, and increased according to their I.R.R.

b.7.	Interest in Other Companies

b.7.1.	In Financial Institutions and Supplementary and Authorized Activities

Argentine:

Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s latest financial statements.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost, restated as set forth in Note 1 to these financial statements, plus, as applicable, stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

b.7.2.	In Other Companies

Argentine:

These are stated at their acquisition cost, restated as mentioned in the above Note 1 to these financial statements, plus, as applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the book value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Electrigal S.A., Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:

These are stated at cost, plus stock dividends recognized at their face value. For the conversion into local currency, the procedure referred to in item b.1. was applied.

b.8.	Bank Premises and Equipment and Miscellaneous Assets

Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for other assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.	Other Miscellaneous Assets

These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item above.

b.10.	Intangible Assets

Intangible assets have been valued at their restated acquisition cost (See Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses.”

Effective March 2003, the B.C.R.A. established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the AR$1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date, must also be recorded under this caption. The B.C.R.A. also established that the related amortization must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

As of March 31, 2011 and December 31, 2010, this item has been fully amortized; thus, total accumulated amortization amounts to AR$861,034 and AR$859,638, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the B.C.R.A. only. However, Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims in view of the negative effect on its financial condition caused by the reimbursement of deposits originally in Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the the executive branch of the Argentine government, with a copy to the Ministry of Economy ("MECON") and to the B.C.R.A., the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification," and specifically for the negative effect on its financial condition caused by court resolutions.

b.11.	Transactions with Derivative Instruments

Derivative instruments have been recorded as stated in Note 18 to these financial statements.

b.12.	Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A.’s credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with B.C.R.A. regulations.

b.13.	Income Tax

The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with B.C.R.A. regulations, which do not apply the deferred tax method. As of March 31, 2011, Banco de Galicia y Buenos Aires S.A. recorded an income tax charge in the amount of AR$32,000.

As of December 31, 2010, as a consequence of the fact that an accumulated tax loss has been determined, the obligation to record the minimum presumed income tax exists.

Notwithstanding the above, Banco de Galicia y Buenos Aires S.A. has recorded no charge in the income accounts on account of the minimum presumed income tax, since the amounts so paid are computed, until their exhaustion, as a payment on account of the income tax that could be generated in the ten fiscal years next to the fiscal year of its recording, as described below.

b.14.	Minimum Presumed Income Tax

Pursuant to Section 13 of the Law No. 25063, as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes, in line with projections prepared in accordance with B.C.R.A. regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of March 31, 2011 and December 31, 2010, has assets in the amount of AR$403,034 and AR$389,613, respectively.

In addition to the statement made in the preceding paragraphs, as of March 31, 2011, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of AR$5,258 for the minimum presumed income tax, while as of December 31, 2010, this amount was AR$5,882.

b.15.	Severance Payments

Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities—Provisions for Severance Payments.”

b.16.	Liabilities—Other Provisions

As of March 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. has set up provisions for labor, legal and fiscal commitments and other miscellaneous risks.

b.17.	Accounting Estimates

The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities, contingent assets and liabilities, as well as the income and expenses recorded for the period. Therefore, Banco de Galicia y Buenos Aires S.A.’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c.	Differences between B.C.R.A. Regulations and Argentine GAAP in the Autonomous City of Buenos Aires

The C.P.C.E.C.A.B.A. passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; such resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved such resolutions with certain amendments.

As of the date that these financial statements were prepared, the B.C.R.A. has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without the application of certain valuation and disclosure criteria included in the Argentine GAAP in effect in the Autonomous City of Buenos Aires.

The main differences between B.C.R.A. regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.	Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets in the amounts of AR$278,890 and AR$ 244,912, as of March 31, 2011 and December 31, 2010, respectively.

c.2.	Valuation of Assets with the Non-Financial Public and Private Sectors

c.2.1.	Government Securities

B.C.R.A. regulations set forth specific valuation criteria for government securities recorded at their acquisition cost, plus the I.R.R., which are described in b.2.1.b above. Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned note.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

c.2.2.	Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the B.C.R.A. on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.	Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries, for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with B.C.R.A. regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate on the date of the financial statements; and

b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example, those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, as applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements must be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in Note 2.b.7 “Interest in Other Foreign Companies” does not have a significant impact on Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements.

c.4.	Restructured Loans and Liabilities

Pursuant to the regulations issued by the B.C.R.A., Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, as applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable, discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.5.	Equity Investments – Negative Goodwill

As of March 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S. A. have recorded a negative goodwill (net of the accumulated amortizations) in the amount of AR$421,274 and AR$446,054, and in the amount of AR$18,493 and AR$19,580, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value, estimated at the time of the purchase.

Pursuant to B.C.R.A. regulations, the negative goodwill must be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

d.	Adoption of the International Financial Reporting Standards by the C.N.V.

In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the C.N.V. are not applicable to Banco de Galicia y Buenos Aires S.A., Compañía Financiera Argentina S.A., Galicia Seguros S.A. or Galicia Retiro S.A. This is due to the fact that it is the C.N.V.’s position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the B.C.R.A. for the companies included in the Financial Institutions Law and those established by the Argentine Superintendence of Insurance for insurance companies.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:	Continued

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their negotiable obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s board of directors approved a plan to voluntarily implement such regulations, which is being carried out in coordination with the above-mentioned subsidiaries.

As of the date of these financial statements, these companies are assessing some of the effects that the adoption of these accounting standards will have, which mainly include: the valuation of receivables from sales, allowances for loan losses and income recording, as well as specific requirements for these companies’ presentation of financial information.

This resolution is not mandatory for the rest of the companies controlled by the Company. However, these companies’ boards of directors have decided to introduce the above-described change in the form of regulations, starting January 1, 2012, for the purpose of consolidation with the Company’s financial statements.

NOTE 3:	BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding the Company’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

The Company directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A., while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, the Company directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A., while its controlled company, Galval Agente de Valores S.A., holds the remaining 10.00% of the capital stock and voting rights of this company.

Sudamericana Holding S.A's results have been adapted to cover a three-month period as of December 31, 2010, for consolidation purposes. This company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

As of March 31, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.0000	100.0000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary Shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary Shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary Shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary Shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	1,072,360	40.0000	40.0000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.0000	100.0000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.0000	100.0000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.0000	100.0000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:	Continued

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.0000	100.0000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Tarjetas Cuyanas S.A.	Ordinary Shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary Shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary Shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary Shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	1,072,360	40.0000	40.0000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.0000	100.0000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.0000	100.0000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.0000	100.0000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.0000	100.0000

As of March 31, 2011
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	149,252	101,029	48,223	1,305
Tarjetas Regionales S.A.	966,500	2,230	964,270	88,999
Galicia Valores S.A. Sociedad de Bolsa	69,673	51,260	18,413	296
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	7,213	2,886	4,327	409
Tarjetas del Mar S.A.	155,551	137,691	17,860	(3,232)
Tarjeta Naranja S.A.	4,575,245	3,581,175	994,070	98,387
Tarjetas Cuyanas S.A.	915,940	747,269	168,671	19,240
Cobranzas Regionales S.A.	5,651	3,360	2,291	293
Tarjeta Naranja Dominicana S.A.	7,991	2,855	5,136	129
Galicia (Cayman) Limited	287,478	-	287,478	21,925
Compañía Financiera Argentina S.A.	2,020,075	1,206,557	813,518	44,789
Cobranzas y Servicios S.A.	22,702	3,823	18,879	310
Procesadora Regional S.A.	6,130	4,875	1,255	245

Balance Sheet as of December 31, 2010 and Income as of March 31, 2010
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	161,116	115,080	46,036	(2,120)
Tarjetas Regionales S.A.	878,354	3,083	875,271	71,150
Galicia Valores S.A. Sociedad de Bolsa	73,054	54,937	18,117	221
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	6,478	2,559	3,919	359
Tarjetas del Mar S.A.	127,288	106,196	21,092	(564)
Tarjeta Naranja S.A.	3,744,868	2,849,185	895,683	81,173
Tarjetas Cuyanas S.A.	883,210	721,823	161,387	13,230
Cobranzas Regionales S.A.	5,526	3,527	1,999	145
Tarjeta Naranja Dominicana S.A.	7,446	2,440	5,006	(2,848)
Galicia (Cayman) Limited	260,568	12	260,556	15,006
Compañía Financiera Argentina S.A.	1,727,760	959,031	768,729	28,604
Cobranzas y Servicios S.A.	21,974	3,405	18,569	733
Procesadora Regional S.A.	5,364	4,354	1,010	(316)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:	Continued

The controlled companies’ financial statements were adapted to the valuation and disclosure standards set by the B.C.R.A. and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A. recorded a negative goodwill in the amount of AR$495,616 and in the amount of AR$21,756, respectively. Pursuant to current regulations, this negative goodwill is recorded in the consolidated balance sheet under the “Liabilities—Provisions” caption. Pursuant to B.C.R.A. regulations, the negative goodwill is charged to Income on a straight line basis during 60 months. As of March 31, 2011, values recorded, net of amortizations, amount to AR$421,274 for Banco de Galicia y Buenos Aires S.A. and AR$18,493 for Tarjetas Regionales S.A.  As of December 31, 2010, the values of the negative goodwill amounted to AR$446,054 for Banco de Galicia y Buenos Aires S.A. and AR$19,580 for Tarjetas Regionales S.A.

Tarjetas Regionales S.A.’s financial statements as of March 31, 2011, a company in which Banco de Galicia y Buenos Aires S.A. holds a 68.218548% interest and in which Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing Company	3/31/11	12/31/11
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%

Tarjeta Naranja S.A.’s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., the voting stock of which Tarjeta Naranja S.A. holds 87.7%, and with the financial statements of Tarjeta Naranja Dominicana S.A., the voting stock of which Tarjeta Naranja S.A. holds 50% as of March 31, 2011 and December 31, 2010.

As of the date that these financial statements are issued, Tarjeta Naranja Dominicana S.A.’s shareholders will have agreed on a business plan aimed at achieving a break-even point. Notwithstanding the above, notwithstanding the fact that this business plan is based on sound financial principles, Tarjeta Naranja S.A. decided to set up allowances for such plan.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:	MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the balance sheet, under the "Minority Interest in Consolidated Entities or Companies" caption. The result of minority interest is disclosed in the income statement under "Minority Interest Results”.

The minority interest percentages as of March 31, 2011 and December 31, 2010 are as follows:

Issuing Company	3/31/11	12/31/11
Banco de Galicia y Buenos Aires S.A.	5.15926%	5.15926%
Net Investment S.A.	0.64491%	0.64491%
Sudamericana Holding S.A.	0.64489%	0.64489%
Galicia Warrants S.A.	0.64491%	0.64491%
Galicia Retiro Cía. de Seguros S.A. (*)	0.64496%	0.64496%
Galicia Seguros S.A. (*)	0.64511%	0.64511%
Sudamericana Asesores de Seguros S.A. (*)	0.65046%	0.65046%
(*) Minority interest determined based on the financial statements as of December 31, 2010 and September 30, 2010.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 4:	Continued

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing Company	3/31/11	12/31/11
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0010%	0.0010%
Cobranzas Regionales S.A.	22.4600%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0000%

NOTE 5:	RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the B.C.R.A.

As of March 31, 2011, the balances registered as computable items are as follows:

Item	AR$	US$	Euros (*)
Cash Held in Banco de Galicia y Buenos Aires S.A.’s Subsidiaries	843,385	43,759	7,511
Cash Held in Valuables Transportation Companies and in Transit	492,511	31,272	5,864
Special Escrow Accounts at the B.C.R.A.	1,284,673	527,961	7,101
Total Computable Items to Meet Minimum Cash Requirements	2,620,569	602,992	20,476
(*) Figures stated in thousands of Dollars.

I) As of March 31, 2011, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Funds and Government Securities

- For repo transactions	AR$	114,896
- For transactions carried out at the Rosario Futures Exchange (RO.F.EX) and at the Mercado Abierto Electrónico (M.A.E.)	AR$	96,976
- For debit/credit cards transactions	AR$	109,714
- For attachments	AR$	1,795
- For other transactions	AR$	1,580

b. Special Escrow Accounts

Special escrow accounts have been opened at the B.C.R.A. as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2011 amounted to AR$382,873.

c. Deposits in favor of the B.C.R.A.

- Unavailable deposits related to foreign exchange transactions	AR$	533
- Securities held in custody to act as register agent of book-entry mortgage securities	AR$	1,932

d. Equity investments

The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the Argentine national or provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.

- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:	Continued

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Argentine Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by Banco de Galicia y Buenos Aires S.A.

e. Guarantees Granted for Direct Obligations

As of March 31, 2011, Banco de Galicia y Buenos Aires S.A. has recorded AR$272,086 as collateral for credit lines granted by the International Financie Corporation (the “IFC”), and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used Bonar 2015 (with a face value of 85,000), equal to AR$85,147, through the B.C.R.A., to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of March 31, 2011, the balance of secured loans was AR$50,744.

Furthermore, as of March 31, 2011, Banco de Galicia y Buenos Aires S.A. used Bonar 2015 (with a face value of 8,200), equal to AR$8,214, as collateral for the loans granted under the Credit Program to the Province of San Juan in the amount of AR$3,762.

As of the previous fiscal year-end, the total amount of restricted assets for the aforementioned items was AR$1,085,971.

II) As of March 31, 2011, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:

As of March 31, 2011 and December 31, 2010, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering transactions in the amount of AR$6,450.

b. Tarjetas Cuyanas S.A.:

As of March 31, 2011 and December 31, 2010, the company’s ability to dispose of time deposits in the amount of AR$730 and AR$764 was restricted because these amounts were earmarked as guarantees for two collection agreements signed with the Revenue Board of the Province of Mendoza (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina.

Furthermore, Tarjetas Cuyanas S.A. has entered into a syndicated loan with certain financial institutions guaranteed by the Company with a pledge through the assignment of part of the performing loan portfolio. In the current period, the Company complied with these obligations.

c. Tarjeta Naranja S.A.:

Attachments in connection with lawsuits have been levied on current account deposits in the amount of AR$413. Furthermore, Tarjeta Naranja S.A. has paid AR$350 in guarantees in connection with certain tax issues. These amounts will not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions through funds registered into escrow accounts. Such collateral will be effective up to the total cancellation of the above-mentioned loans, the non-amortized principal of which, as of March 31, 2011, amounts to AR$149,700.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:	Continued

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets, or levy any tax on, such assets, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of its shareholders equity. The above-mentioned restrictions will not be applied to transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d) Compañía Financiera Argentina S.A.:

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of March 31, 2011 and December 31, 2010, certain of Compañía Financiera Argentina S.A.’s banking accounts have been attached with levies in the amount of AR$468, which have been recorded under “Miscellaneous Receivables.” This amount has been fully provisioned.

III) As of March 31, 2011, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

a. On December 20, 2005, in compliance with regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. This deposit has been pledged in favor of the Uruguayan Central Bank as collateral for compliance with regulations governing the activities carried out by securities agents.

b. On December 16, 2010, this company made a deposit with Credit Uruguay Banco as credit-card collateral in the amount of US$5.

NOTE 6:	GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to B.C.R.A. regulations.

As of March 31, 2011 and December 31, 2010, holdings of government and corporate securities were as follows:

	3/31/11	12/31/11
Government Securities
Holdings Recorded at Fair Market Value
- Government Bonds	63,183	56,100
- Others	4,103	12,131
Total Holdings Recorded at Fair Market Value	67,286	68,231
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds	139,203	133,756
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	139,203	133,756
Securities Issued by the B.C.R.A.
- the B.C.R.A. Bills at Fair Market Value	131,733	359,073
- the B.C.R.A. Bills for Repo Transactions	899,020	180,232
- the B.C.R.A. Bills at Acquisition Cost plus the I.R.R.	119,524	257,454
- the B.C.R.A. Notes at Fair Market Value	559,347	2,903
- the B.C.R.A. Notes for Repo Transactions	120,609	-
- the B.C.R.A. Notes at Acquisition Cost plus the I.R.R.	1,238,754	1,266,061
Total Securities Issued by the B.C.R.A.	3,068,987	2,065,723
Total Government Securities	3,275,476	2,267,710
Corporate Securities
- Negotiable Obligations (Listed)	2,087	4,484
- Shares	87	68
- Negotiable Mutual Funds from Abroad (E.T.Fs.)	-	5,750
Total Corporate Securities	2,174	10,302
Total Government and Corporate Securities	3,277,650	2,278,012

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 7:	LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the Non-financial Public Sector: these are primarily loans to the Argentine national and provincial governments.

b. Loans to the Financial Sector: these represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: these include the following types of loans:

–	Advances: Short-term obligations issued in favor of customers.
–	Promissory Notes: Endorsed promissory notes, factoring.
–	Mortgage Loans: Loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
–	Pledge Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
–	Credit Card Loans: Loans granted to credit card holders.
–	Personal Loans: Loans to natural persons.
–	Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.
Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of March 31, 2011 and December 31, 2010, the classification of the loan portfolio was as follows:

	3/31/11	12/31/11
Non-financial Public Sector	23,055	24,565
Financial Sector	110,454	80,633
Non-financial Private Sector and Residents Abroad	24,147,693	22,287,056
- With Preferred Guarantees	1,309,496	1,257,111
- With Other Collateral	3,961,917	3,694,518
- With No Collateral	18,876,280	17,335,427
Subtotal	24,281,202	22,392,254
Allowance for Loan Losses	(1,103,444)	(1,038,473)
Total	23,177,758	21,353,781

These loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 8:	EQUITY INVESTMENTS

As of March 31, 2011 and December 31, 2010, the breakdown of “Equity Investments” was a follows:

	3/31/11	12/31/11
In Financial Institutions and Supplementary and Authorized Activities
- Banco Latinoamericano de Exportaciones S.A.	2,009	1,971
- Banelco S.A.	10,839	9,569
- Mercado de Valores de Buenos Aires S.A.	8,141	8,138
- Visa Argentina S.A.	3,000	3,000
- Others	790	790
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	24,779	23,468
In Non-financial Institutions
- AEC S.A.	26,703	26,703
- Aguas Cordobesas S.A.	8,911	8,911
- Electrigal S.A.	5,455	5,455
- Others	1,503	1,574
Total Equity Investments in Non-financial Institutions	42,572	42,643
Allowances	(13,090)	(13,263)
Total Equity Investments	54,261	52,848

NOTE 9:	INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill by activity as of March 31, 2011 and December 31, 2010, respectively:

	3/31/11	12/31/11
In Banks	15,752	19,903
Data Processing	4,757	3,564
Total	20,509	23,467

NOTE 10:	TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds AR$	Maturity Date (1)
4/10/07	Sullair	1	1/31/13
2/12/08	Sinteplast	510	1/28/13
12/21/09	Las Blondas	683	12/31/11
9/24/10	Grupo Gestión	2,026	9/30/12
12/07/10	Aceitero Trust Fund	74	12/31/11
	Total	3,294
(1) These amounts must be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:	Continued

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		AR$	US$
7/13/05	Rumbo Norte I	2,247	32	7/13/11 (2)
10/12/05	Hydro I	13,473	-	9/05/17 (1)
12/05/06	Faid 2011	62,949	-	2/28/12 (2)
12/06/06	Gas I	15,770	-	12/31/11 (2)
3/02/07	Agro Nitralco	534	-	12/31/11 (2)
9/05/07	Saturno VII	65	-	12/31/11 (2)
11/22/07	Radio Sapienza VI	1	-	6/30/11 (2)
5/06/08	Agro Nitralco II	15,165	-	12/31/11 (2)
5/14/09	Gas II	2,798,854	-	5/31/14 (2)
8/31/10	Sursem I	17,318	-	9/30/11 (2)
2/10/11	Cag S.A.	33,814	-	10/31/11 (2)
	Totals	2,960,190	32
(1) These amounts shall be released monthly until redemption of debt securities.
(2) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:

Under the terms and conditions of the issuance of the class I negotiable obligations for a face value of US$25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with such entity whereby Banco de Galicia y Buenos Aires S.A. undertakes the function of Security Agent.

Pursuant to the terms set forth in the above-mentioned agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of Banco de Galicia y Buenos Aires S.A. as the security agent in representation of the holders of the secured obligations, in order that INVAP S.E. can guarantee its compliance until the redemption of such negotiable obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as security agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of March 31, 2011 amount to US$57,016 and AR$64, while as of December 31, 2010, these balances amounted to US$34,774 and AR$97.

NOTE 11:	NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has negotiable obligations outstanding issued under the following global programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	9/30/03 confirmed on 4/27/06	Resolution No. 14708 dated 12/29/03
US$342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	4/28/05 confirmed on 4/26/07	Resolution No. 15228 dated 11/04/05 and extended through Resolution No. 16454 dated 11/11/10.
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A.  has the following negotiable obligations outstanding under its US$2,000,000 global program:

Date of Issuance	Currency	Residual Face Value US$ As of 3/31/11	Type	Term	Rate	Book Value (*) AR$		Issuance Authorized by the C.N.V.
						3/31/11	12/31/11
5/18/04	US$	218,211	Subordinated	(1)	(2)	905,029	1,257,955	12/29/03 and 4/27/04
(*) Includes principal and interest net of expenses.

The net proceeds of the above-mentioned issuances of negotiable obligations were used to refinance foreign debt in accordance with Section 36 of the Negotiable Obligations Law, B.C.R.A. regulations and other applicable regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:	Continued

(1) These obligations will be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all negotiable obligations due 2014 have been fully repaid.
(2) Interest on negotiable obligations due 2019 will be payable in cash and in additional negotiable obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the negotiable obligations due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019, unless these negotiable obligations are previously redeemed.

In February 2011, Banco de Galicia y Buenos Aires S.A. made a payment in advance on account of interest accrued as from January 1, 2004 to December 31, 2010 in the amount of US$90,115 corresponding to negotiable obligations due 2019. This payment was originally set to be made on January 1, 2014. Furthermore, interest accrued up to the day before the payment date were also paid for in the amount of US$1,404.

Banco de Galicia y Buenos Aires S. A. has decided to approve the issuance of class I negotiable obligations under its US$342,500 global program, dated April 4, 2011 (See Note 24).

Furthermore, as of March 31, 2011, Banco de Galicia y Buenos Aires S.A. holds past due negotiable obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual Face Value US$ As of 3/31/11	Type	Term	Rate	Book Value (*) AR$		Issuance Authorized by the C.N.V.
						3/31/11	12/31/11
11/08/93	US$	1,673	Simple	10 years	9.00%	12,524	12,139	10/08/93
(*) This amount includes principal and interest.

In accordance with the provisions of the Negotiable Obligations Law and B.C.R.A. regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisioned by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval at Shareholders’ Meeting	Approval by the C.N.V.
US$350,000	Simple negotiable obligations, not convertible into shares	5 years	3/26/10	Resolution No. 15785 dated 11/16/07 and Resolution No. 16319 dated 4/27/10.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:	Continued

Tarjeta Naranja S.A. has the following negotiable obligations outstanding issued under this global program as of the close of the period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								3/31/11	12/31/11
11/29/06	US$ (1)	IV	US$100,000	Simple	60 months	11/29/11	Annual Nominal Fixed at 15.5%	76,975	76,975	11/08/06
8/31/09	US$ (2)	Class IX Series 2	US$15,000	Simple	730 days	8/31/11	Annual Nominal Fixed at 12.5% (**)	61,050	60,000	8/11/09
5/06/10	AR$	X	AR$49,535	Simple	270 days	1/31/11	Variable Badlar Rate + 2.75%	-	49,535	4/26/10
9/10/10	AR$	XI	AR$42,154	Simple	270 days	6/07/11	Variable Badlar Rate + 2.95%	42,154	42,154	8/23/10
9/10/10	US$	XII	US$36,819	Simple	365 days	9/10/11	(***)	149,852	147,274	8/23/10
1/28/11	US$	XII	US$200,000	Simple	2,160 days	1/28/17	Annual Fixed Rate at 9%	814,000	-	1/14/11

(*)	Corresponds to principal amount outstanding as of the indicated dates.
(**)	Placement made at 104.42% of face value of the negotiable obligations.
(***)	Placement made at 93.90% of face value of the negotiable obligations.
 (1) Tarjeta Naranja S.A. issued and placed class IV negotiable obligations for a total amount of US$100,000, which, as specified by the terms and conditions of the new securities, was converted into AR$307,900 and will be payable in Pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed class IX negotiable obligations for a total amount of US$50,000 (for which US$48,063 was obtained through such issuance), which, as specified by the terms and conditions of the securities, was converted into AR$184,986.

Tarjetas Cuyanas S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval at Shareholders’ Meeting	Approval by the C.N.V.
US$80,000	Simple negotiable obligations, not convertible into shares	5 years	3/22/07 confirmed on 4/09/07	Resolution No. 15627 dated 5/02/07
US$120,000	Simple negotiable obligations, not convertible into shares	5 years	3/30/10 confirmed on 4/06/10	Resolution No. 16328 dated 5/18/10

Tarjetas Cuyanas S.A. has the following negotiable obligations outstanding under its programs as of the close of the period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								3/31/11	12/31/11
6/14/07	US$	XVIII	US$65,000 (1)	Simple	5 years	6/14/12	Annual Nominal Fixed at 12%	41,209	39,930	5/24/07 and 6/14/07
6/22/10	AR$	I	AR$30,000	Simple	270 days	3/18/11	Variable Badlar Rate + 3%	-	29,669	6/10/10
12/14/10	AR$	II	AR$38,781	Simple	270 days	9/09/11	Annual Nominal Fixed at 9.95%	36,124	34,799	11/19/10
12/14/10	US$	III	US$20,274	Simple	365 days	12/14/11	Annual Nominal Fixed at 6%	76,261	74,882	11/19/10
(*) Corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:	Continued

(1) The Company issued and placed series XVIII negotiable obligations for a total amount of US$65,000, which as specified by the terms and conditions of the securities, was converted into AR$200,064. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.

b) Compañía Financiera Argentina S.A.

As of the date of these financial statements, Compañía Financiera Argentina S.A. has the following negotiable obligation programs outstanding, issued in order to finance their operations:

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$250,000	Simple negotiable obligations, not convertible into shares	8/03/16	11/25/10	Resolution No. 16505 dated 1/27/11

Compañía Financiera Argentina S.A. has the following negotiable obligations outstanding under this global program as of the close of the period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								3/31/11	12/31/11
3/28/11	AR$	Class III Series I	AR$56,000	Simple	270 days	12/23/11	Variable Badlar Rate + 3.26%	56,089	-	3/15/11
3/28/11	AR$	Class III Series II	AR$44,000	Simple	21 months	12/28/12	Variable Badlar Rate + 4.08%	44,074	-	3/15/11
(*) Corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.

NOTE 12:	MINIMUM CAPITAL REQUIREMENTS

The Company is not subject to the minimum capital requirements established by the B.C.R.A.

Furthermore, the Company meets the minimum capital requirements established by the Corporations Law, which amount to AR$12.

Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by B.C.R.A. regulations, as of March 31, 2011 and December 31, 2010, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
3/31/11	2,154,881	3,810,865	176.85
12/31/11	2,007,081	3,593,930	179.06

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Argentine Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisioned by the Financial Institutions Law.

The executive branch of the Argentine government, through Decree No. 1127/98, dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Effective January 2011, such amount was established at AR$120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the B.C.R.A. based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the creation of the Argentine Deposit Insurance Fund, which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the B.C.R.A. and the financial institutions, in the proportion determined for each one by the B.C.R.A., based on the contributions made to the fund.

On January 1, 2005, the B.C.R.A. set this contribution at 0.015% per month.

NOTE 14:	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., B.C.R.A. regulations require that 20% of the profits shown in the income statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the legal reserve fund to capital stock. In the event that such reserve is reduced for any reason, no profits can be distributed until it is completely replenished.

The B.C.R.A. set rules for the conditions under which financial institutions can distribute profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the reserves that may be legally and statutory required, but also the following items from retained earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the B.C.R.A. not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the B.C.R.A. not yet recognized.

Moreover, in order for a financial institution to be able to distribute profits, such institution must comply with the capital adequacy rule (i.e., with the calculation of minimum capital requirements and the regulatory capital).

This must be done by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments that are considered computable regulatory capital (“R.P.C.”) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution will not be able to compute the temporary reductions that affect minimum capital requirements, R.P.C. or its capital adequacy.

In addition, the B.C.R.A. will not accept distribution of profits as long as computable capital is lower than minimum capital requirements, increased by 30%.

Distribution of profits will require the prior authorization of the B.C.R.A.’s Superintendence of Financial and Foreign Exchange Institutions, which will verify whether the aforementioned requirements have been fulfilled.

At Tarjeta Naranja S.A.’s ordinary and extraordinary shareholders’ meeting held on March 16, 2006, the maximum limit for the distribution of dividends was set at 25% of the realized and liquid profits of each fiscal year. This restriction will remain in effect as long as Tarjeta Naranja S.A.’s shareholders’ equity is below AR$300,000.

Pursuant to the pricing supplements corresponding to the class IV, IX and XIII negotiable obligation, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that exceed 50% of its net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 15:	NATIONAL SECURITIES COMMISSION

Resolution No. 368/01

As of March 31, 2011, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds the amount that is required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. in order to be able to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of this resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM” and “FIMA OBLIGACIONES NEGOCIABLES,” as of March 31, 2011, Banco de Galicia y Buenos Aires S.A. holds a total of 950,156,959 units under custody for a market value of AR$1,693,578, which is included in the "Depositors of Securities Held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 851,406,095 units, and their market value amounted to AR$1,417,001.

NOTE 16:	SITUATION OF BANCO GALICIA URUGUAY S.A. (IN LIQUIDATION)

In May, 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Having fulfilled its obligations, its shareholders resolved, at a meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$2,069 through the voluntary redemption of shares, which was carried out on October 28, 2010.

Pursuant to current regulations, the corporate name is, as from such date, Banco Galicia Uruguay S.A. (in liquidation).

As of the period-end, the shareholders’ equity of Banco Galicia Uruguay S.A. (in liquidation) amounts to AR$48,223.

Banco de Galicia y Buenos Aires S.A.’s financial statements recognize the interest in Banco Galicia Uruguay S.A. (in liquidation) under the equity method.

NOTE 17:	SETTING UP OF FINANCIAL TRUSTS

a) Outstanding financial trusts, with Banco de Galicia y Buenos Aires S.A. acting as trustor, were as follows at period-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						3/31/11	12/31/11
Galtrust I	10/13/00	10/10/15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$490,224 (*)	513,218	521,862 (**)
Galicia	4/16/02	5/06/32	Bapro Mandatos y Negocios S.A.	Argentine government Bonds in Pesos at 2% due 2014 (2)	AR$108,000	97,667	96,364
(*) The remaining US$9,776 was transferred in cash.
(**) Net of the allowance for impairment of value (Note 2.b.4)
(1) In exchange for loans to the Argentine provincial governments.
(2) In exchange for secured loans.

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						3/31/11	12/31/11
Créditos Inmobiliarios Galicia II	12/10/05	12/15/25	Deustche Bank S.A.	Mortgage Loans	AR$150,000	-	721
Galicia Personales VII	2/21/08	11/15/12	Deustche Bank S.A.	Personal Loans	AR$150,000	-	1,652

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 17:	Continued

b) As of March 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. recorded the following financial trusts in its own portfolio:

- Received as loan repayment in the amounts of AR$19,210 and AR$20,752, respectively;

- Acquired as investments in the amounts of AR$181,295 and AR$140,084, respectively.

NOTE 18:	DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

M.A.E. and RO.F.EX. have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, including Banco de Galicia y Buenos Aires S.A. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day; such difference in price is charged to income.

As of March 31, 2011, forward purchase and sale transactions totaled AR$2,286,932 and AR$887,441, respectively, while as of December 31, 2010, they totaled AR$3,341,808 and AR$2,393,976, respectively.

Such transactions are recorded under memorandum accounts in the amount of the notional value traded. In the event that accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” as the case may be.

Aside from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, with the balances settled at the expiration date of the contract. As of March 31, 2011, forward purchase and sale transactions totaled AR$94,528 and AR$939,003, respectively, while as of December 31, 2010, purchase and sale transactions totaled AR$23,598 and AR$420,971, respectively.

PURCHASE-SALE OF INTEREST RATE FUTURES

Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the M.A.E. The underlying asset is the Badlar rate for time deposits of private banks of 30 to 35 days and of more than one million Pesos. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value; such difference in price is charged to income. As of March 31, 2011, purchase and sale transactions conducted amounted to AR$848,200 and AR$705,200, respectively, while as of December 31, 2010, they totaled AR$1,140,100 and AR$780,100, respectively. Such transactions are recorded as memorandum accounts in the amount of the notional value traded.

In the event that balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., the settlement of which is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded; such difference in price is charged to income.

As of March 31, 2011, transactions conducted amounted to AR$183,000, while as of December 31, 2010, they amounted to AR$138,000, and are recorded as memorandum accounts in the amount of the notional value traded.

In the event that accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” as the case may be.

Moreover, transactions have been conducted with customers, which, as of March 31, 2011, amount to AR$60,000, and as of December 31, 2010, amounted to AR$ 40,000.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 18:	Continued

As of March 31, 2011, the estimated market value of such instruments amounted to approximately AR$71 (assets), while as of December 31, 2010, it amounted to AR$67 (assets).

PUT OPTIONS WRITTEN

As established by Section 4, subsection (a), and Section 6 of Decree No 1836/02 and regulations of the B.C.R.A., Banco de Galicia y Buenos Aires S.A. granted the holders of rescheduled deposit certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. These options, as of March 31, 2011 and December 31, 2010, are valued at the strike price.

The strike price will be equal to the amount resulting from converting the face value of each coupon in Dollars into Pesos at a rate of AR$1.40 per U.S. Dollar, adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that which corresponds to the due date of the coupon. That value may in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts—Credit-Derivatives—Notional Value of Put Options Written” in the amount of AR$101,037, as of March 31, 2011, and AR$98,743, as of December 31, 2010, respectively.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by its board of directors. In that sense, “derivative instruments” are used by Banco de Galicia y Buenos Aires S.A. to hedge its risk exposures and/or as a financial product to develop investment and trading strategies. In both cases, the use of these instruments by Banco de Galicia y Buenos Aires S.A. is performed within the guidelines of its internal policies.

NOTE 19:	CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, is set forth beow in order to disclose the changes in those assets and liabilities during the current period:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

	3/31/11	12/31/11
ASSETS
LOANS	23,177,758	21,353,781
- To the Non-financial Public Sector	23,055	24,565
- To the Financial Sector	110,454	80,633
- Interbank Loans (Call Money Loans Granted)	44,500	32,500
- Other Loans to Local Financial Institutions	65,542	47,968
- Accrued Interest, Adjustments and Quotation Differences Receivable	412	165
- To the Non-financial Private Sector and Residents Abroad	24,147,693	22,287,056
- Advances	1,419,391	977,890
- Promissory Notes	4,453,126	4,534,326
- Mortgage Loans	959,966	950,237
- Pledge Loans	154,677	119,175
- Personal Loans	4,576,649	4,093,559
- Credit-card Loans	9,732,590	9,120,092
- Others	2,636,164	2,297,507
- Accrued Interest, Adjustments and Quotation Differences Receivable	302,953	277,070
- Documented Interest	(87,006)	(81,804)
- Unallocated Collections	(817)	(996)
- Allowances	(1,103,444)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,926,784	3,325,990
- the B.C.R.A.	403,056	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,102,024	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	634,470	914,124
- Others Not Included in the Debtor Classification Regulations	1,221,438	1,286,039
- Unlisted Negotiable Obligations	91,284	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	2,552	5,403
- Others Included in the Debtor Classification Regulations	506,530	511,594
- Accrued Interest Receivable Included in the Debtor Classification Regulations	1,756	1,680
- Allowances	(36,326)	(131,806)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 19:	Continued

	3/31/11	12/31/11
LIABILITIES
DEPOSITS	23,810,794	22,222,764
- Non-financial Public Sector	1,314,835	874,201
- Financial Sector	14,519	9,934
- Non-financial Private Sector and Residents Abroad	22,481,440	21,338,629
- Current Accounts	5,763,078	5,466,532
- Savings Accounts	6,586,303	6,356,877
- Time Deposits	9,549,303	8,975,889
- Investment Accounts	158,115	156,935
- Others	336,902	306,139
- Accrued Interest and Quotation Differences Payable	87,739	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	9,159,630	7,608,071
- the B.C.R.A.	3,704	2,105
- Others	3,704	2,105
- Banks and International Entities	706,942	646,745
- Unsubordinated Negotiable Obligations	1,605,807	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	629,370	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,168,884	229,684
- Loans from Local Financial Institutions	644,809	613,197
- Other Loans from Local Financial Institutions	641,643	610,022
- Accrued Interest Payable	3,166	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	5,448	11,085
- Others	4,352,921	4,358,049
- Accrued Interest and Quotation Differences Payable	41,745	20,890
SUBORDINATED NEGOTIABLE OBLIGATIONS	900,011	1,253,027

NOTE 20:	CONTINGENCIES

A. Tax Contingencies

Banco de Galicia y Buenos Aires S.A.:

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (at different stages of completion) of conducting audits mainly regarding the Compensatory Bond granted by the Argentine government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Argentine Supreme Court of Justice. Therefore, this court ordered the Tax Authority of the Autonomous City of Buenos Aires to refrain from commencing tax enforcement proceedings or otherwise requesting precautionary measures.

With regard to the Autonomous City of Buenos Aires’ other claims, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which envisioned the total relief of interest and fines. Banco de Galicia y Buenos Aires S.A.’s adherence to this system was established during the various proceedings before the judicial authorities.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers itself to be in compliance with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate for each proceeding have been set up.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 20:	Continued

Tarjetas Regionales S.A.:

At the date of these consolidated financial statements, the Argentine Revenue Service (“A.F.I.P.”), the Revenue Board of the Province of Córdoba and the municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, all of which are at different degrees of completion. Such agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately AR$11,000.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in effect and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:

With respect to Compañía Financiera Argentina S.A., the A.F.I.P. conducted audits for fiscal years 1998 and 1999, and did not allow certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals AR$2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

B. Consumer Protection Associations

Consumer protection associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

Banco de Galicia y Buenos Aires S.A. believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:	SEGMENT REPORTING

A breakdown of the accounting information as of March 31, 2011 and 2010, by related business segment, is set forth below:

Primary Segment: Business.

	Financial Brokerage	Services	Total
Income	1,208,820	765,904	1,974,724
Expenses	(443,126)	(217,362)	(660,488)
Result as of 3/31/11	765,694	548,542	1,314,236
Result as of 3/31/10	406,624	389,465	796,089

Secondary Segment: Geographic.

Financial Brokerage	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	701,116	505,287	2,417	1,208,820
Expenses	(257,013)	(185,227)	(886)	(443,126)
Result as of 3/31/11	444,103	320,060	1,531	765,694
Result as of 3/31/10	242,992	161,240	2,392	406,624

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 21:	Continued

Services	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	444,224	320,148	1,532	765,904
Expenses	(126,070)	(90,857)	(435)	(217,362)
Result as of 3/31/11	318,154	229,291	1,097	548,542
Result as of 3/31/10	232,739	154,435	2,291	389,465

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

	3/31/11	12/31/11
ASSETS
GOVERNMENT AND CORPORATE SECURITIES	3,277,650	2,278,012
LOANS	23,177,758	21,353,781
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,926,784	3,325,990
RECEIVABLES FROM FINANCIAL LEASES	458,398	428,080

	3/31/11	12/31/11
LIABILITIES
DEPOSITS	23,810,794	22,222,764
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	9,159,630	7,608,071
SUBORDINATED NEGOTIABLE OBLIGATIONS	900,011	1,253,027

NOTE 22:	STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments, that have a high level of liquidity, are easily convertible into known amounts of cash, are subject to insignificant changes in value and have a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	3/31/11	12/31/11	3/31/10	12/31/09
Cash and Due from Banks	5,294,968	5,645,571	4,001,839	3,696,309
Securities Issued by the B.C.R.A.	1,052,160	1,023,935	896,834	728,743
Reverse Repo Transactions with the B.C.R.A.	599,350	-	500,446	153,173
Reverse Repo Transactions with other Banks	133,621	-	-	-
Interbank Loans - (Call Money Loans Granted)	44,500	32,500	14,000	25,300
Loans Granted to Prime Companies with Maturity up to 7 Days, Used as Liquidity Reserve	-	-	45,441	79,810
Overnight Placements in Banks Abroad	150,279	215,282	231,758	440,745
Other Cash Placements	550,134	526,229	273,666	304,650
Cash and Cash Equivalents	7,825,012	7,443,517	5,963,984	5,428,730

NOTE 23:	BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

The specific tasks related to the overall management of the risks that Banco de Galicia y Buenos Aires S.A. faces (credit, financial and operational) has been allocated to the Risk Management Division, an independent unit that reports directly to Banco de Galicia y Buenos Aires S.A.'s management and is involved in every facet of Banco de Galicia y Buenos Aires S.A.’s operations.  The mission of the Risk Management Division and the Anti Money-laundering Unit is to ensure that Banco de Galicia y Buenos Aires S.A.’s board of directors has full knowledge of the risks to which Banco de Galicia y Buenos Aires S.A. is exposed and to design and propose the policies and procedures necessary to mitigate and control such risks.

Financial Risks

Banco de Galicia y Buenos Aires S.A.'s objective in asset and liability management is to achieve a structure of financial assets and liabilities that maximizes its return on equity, both short-term and long-term, within an environment of acceptable risk.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:	Continued

Liquidity

Banco de Galicia y Buenos Aires S.A. seeks to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet credit demands.

During the second quarter of fiscal year 2010, Banco de Galicia y Buenos Aires S.A.’s liquidity policy was subjected to a review process, which resulted in the amendment thereof based on the experience gathered over the past years. This policy foresees setting limits and monitoring in terms of a) stock’s liquidity, a “Management Liquidity” level was set forth as the excess over the Argentine Central Bank’s minimum cash requirements, taking into account the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.'s liabilities; the liquid assets that make up such liquidity were also defined and b) “Flows Liquidity;” the gaps between maturing consolidated financial assets and liabilities at contractual due dates are prepared and monitored on a monthly basis. There is a maximum limit for maturity mismatches, set in terms of the accumulated gap against total liabilities, which is permanently enforced within the first year.

There is also a contingency plan that sets forth the measures to be taken and the assets from which to obtain liquid resources, in addition to those contemplated by the policy described.

In order to mitigate the liquidity risk stemming from the deposit concentration by customer, Banco de Galicia y Buenos Aires S.A. has a policy in place that regulates deposit concentration in the largest customers.

Currency Risk

In order to manage and mitigate the “currency risk,” Banco de Galicia y Buenos Aires S.A. has a policy in place that relates to two currencies in addition to the Peso: assets and liabilities adjusted by C.E.R. and foreign currency. The policy currently in effect sets forth technical limitations on maximum positions "bought" (assets denominated in a certain currency exceeding liabilities denominated in that same currency) and “sold” (assets denominated in a certain currency that are lower than the liabilities in that same currency) for mismatches in Pesos, adjustable by C.E.R. and in foreign currencies, as a ratio of the R.P.C. of Banco de Galicia y Buenos Aires S.A., on a consolidated basis. Banco de Galicia y Buenos Aires S.A. manages the gap between assets and liabilities, but also with respect to the futures market in foreign currency. Banco de Galicia y Buenos Aires S.A.'s futures transactions (futures in Dollars) are subject to the limitations that take into account the characteristics of each negotiation environment.

Interest Rate Risk

In order to mitigate the sensitivity of Banco de Galicia y Buenos Aires S.A.’s results to variations in interest rates, maximum limits have been established for: (i) the potential negative impact on net financial income for the first year in the context of rising interest rates relative to a "base" scenario, and (ii) the potential negative impact on the net present value of Banco de Galicia y Buenos Aires S.A.’s assets and liabilities in the "base" scenario relative to the value before an increase in interest rates. Calculations are carried out monthly using the methodology known as “scenario simulation,” and taking into account the assets and liabilities of Banco de Galicia y Buenos Aires S.A.'s consolidated balance sheet.

Market Risk

All brokerage transactions and/or investments in government securities, currencies, derivatives and debt securities issued by the B.C.R.A. listed in the Argentine capital markets, and which value varies in accordance with the fluctuation of the market prices thereof, are included in the policy that limits the tolerable losses for the fiscal year.

In order to measure and control the risk derived from the price variations of the financial instruments that make up the brokerage or trading portfolio, a model known as "Value at Risk" ("VaR") is used, among other methodologies. On an intra-day basis and for Banco de Galicia y Buenos Aires S.A. on an individual basis, this model measures the potential loss generated by the positions in securities, derivatives, and foreign-currencies under certain parameters. The VaR methodology estimates the changes in value of a portfolio caused by variations of one basis point in the interest rate; such methodology is applied to measure and control of the risk associated with the brokerage of debt securities issued by the B.C.R.A.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:	Continued

Cross Border Risk

In order to control the exposure to risks in international environments, limits were set up taking into account credit ratings of certain countries, the type of transaction and a maximum exposure to a given country with which Banco de Galicia y Buenos Aires S.A. is comfortable.

Transfer Risk

With the purpose of mitigating the risk generated by a possible change in domestic laws that could hinder the transfer of foreign currency abroad to pay for liabilities assumed, a policy that sets a limit to liabilities with parties from abroad as a percentage of total liabilities was approved at the end of the first quarter.

Credit Risk

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests,” which is generated from the division between credit and commercial functions, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and conservative loan loss provisioning.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it possible to detect early any situations that could create portfolio deterioration, and to appropriately safeguard Banco de Galicia y Buenos Aires S.A.’s assets.

Banco de Galicia y Buenos Aires S.A.’s Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

The retail banking approval policy is focused on automatic credit-extension processes. Such processes are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly focused on attracting payroll deposits, which statistically are more favorable than other kinds of deposits.

In wholesale banking transactions, the extension of credit is based on the credit, cash flow, balance sheet and applicant's analysis based on statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which sets forth the levels of review for the economic activities pertaining to the private-sector portfolio, which are directly related to their total credit and/or R.P.C. concentration.

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division also constantly monitors its portfolio using different indicators/ratios (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own R.P.C. and that of each client). This loan portfolio classification, as well as the monitoring processes, are carried out in accordance with B.C.R.A. regulations.

Operational Risk

On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s board of directors approved the policy regarding operational risk management, pursuant to the guidelines established by Banco de Galicia y Buenos Aires S.A., and within the framework of the provisions set forth by the B.C.R.A. in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in an on-going manner and in accordance with a timeline determined in such Communiqué.

Furthermore, Banco de Galicia y Buenos Aires S.A incorporated an operational risk events database that will comply with the reporting requirements set forth in Communiqué “A” 4904 of the B.C.R.A.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:	Continued

Banco de Galicia y Buenos Aires S.A. adopted the “operational risk” definition used by the Argentine Central Bank and best international practices, which defines such term as the risk of loss resulting from the lack of adjustment or failure of internal procedures, staff procedures or systems procedures, or those risks created by external events. This definition includes legal risk, but excludes strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A.’s boards of directors, Risk Management Committee, Risk Management Division, Operational Risk Unit and Business and Support Divisions each have clearly defined roles and responsibilities which relate to this risk..

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division, which reports to Banco de Galicia y Buenos Aires S.A.’s chief executive officer, focuses on the comprehensive management of Banco de Galicia y Buenos Aires S.A.'s risks in three categories (and three independent sub-divisions): financial, credit and operational. Banco de Galicia y Buenos Aires S.A. has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. works to manage the operational risk related to its products, activities, processes (including data protection), systems and technology, as well as the risk related to outsourced business activities and services rendered by suppliers. In addition, before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. analyzes the inherent operational risk associated with such products, etc.

Banco de Galicia y Buenos Aires S.A.'s purpose is to have a systematic approach for dealing with operational risk management, focused on improvements related to the identification, assessment, follow-up, control and mitigation of the various risks related to banking activities.

Risk regarding Money Laundering and Other Illegal Activities

As regards the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with B.C.R.A. regulations and Law No. 25246, which amends the Argentine Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach.” Such policies and procedures allow for the monitoring of transactions, pursuant to the “risk profile of customers,” in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. Banco de Galicia y Buenos Aires S.A.’s Anti-Money Laundering Unit is in charge of managing this activity, through the implementation of control and prevention procedures, as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators. The management of this risk is regularly reviewed by Banco de Galicia y Buenos Aires S.A.’s Internal Audit Department.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a committee responsible for planning and coordinating the policies determined by the board of directors, as well as enforcing compliance. The basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices.

NOTE 24:	SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.

At the shareholders’ meeting of Banco de Galicia y Buenos Aires S.A. held on April 27, 2011, it was resolved, pursuant to the rules and regulations in effect, to distribute the retained earnings of Banco de Galicia y Buenos Aires S.A. as of December 31, 2010, as follows:

- Legal Reserve	AR$93,826
- Cash Dividends	AR$100,094

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 24:	Continued

Cash dividends, which represent 17.80% of Banco de Galicia y Buenos Aires S.A.’s capital stock, must be put at the disposal of shareholders on May 10, 2011.

Furthermore, Banco de Galicia y Buenos Aires S.A. decided to increase the amount of its global program for the issuance of simple short-, mid- and long-term negotiable obligations, non-convertible into shares, for a maximum outstanding amount of US$342,500, to US$642,500.

In addition to what is included in Note 11 on negotiable obligations above, on April 28, 2011, the subscription period corresponding to class I negotiable obligations for US$300,000, issued on May 4, 2011 and due 2018, ended; these negotiable obligations were completely subscribed at par. The principal will be paid in only one installment on May 4, 2018. Interest agreed at an annual 8.75% rate will be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

Tarjetas Regionales S.A.

During April 2011, Tarjetas Cuyanas S.A. issued class IV negotiable obligations for AR$50,000 under its second global program (as explained above in Note 11).

Galicia Warrants S.A.

At the shareholders’ meeting of Galicia Warrants S.A. held on April 18, 2011, the distribution of retained earnings as of December 31, 2010, was approved, which the allocation of AR$1,500 to the payment of cash dividends.

GV Mandataria de Valores S.A.

At the shareholders’ meeting of GV Mandataria de Valores S.A. held on April 25, 2011, it was decided that the income for the fiscal year ended December 31, 2010, which amounted to AR$120, would be allocated to the establishment of a discretionary reserve for a possible distribution of dividends and/or the development of new businesses.

Net Investment S.A.

At the shareholders’ meeting of Net Investment S.A. held on April 25, 2011, Net Investment S.A.’s shareholders decided to approve the irrevocable contributions received by Net Investment S.A. as of December 31, 2010, allocate them to the absorption of the losses recorded to that date and allocate the remaining balance of AR$137 to the “Other Reserves” account.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Balance Sheet
As of March 31, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
ASSETS
CURRENT ASSETS
Cash and Due from Banks (Notes 2 and 11)	899	830
Investments (Notes 9 and 11 and Schedules D and G)	33,246	26,468
Other Receivables (Notes 3, 9 and 11 and Schedules E and G)	3,509	2,109
Total Current Assets	37,654	29,407

NON-CURRENT ASSETS
Other Receivables (Notes 3, 9 and 11 and Schedules E and G)	42,288	56,794
Investments (Note 9 and Schedules B, C and G)	2,865,031	2,623,911
Fixed Assets (Schedule A)	1,173	1,048
Total Non-Current Assets	2,908,492	2,681,753
Total Assets	2,946,146	2,711,160

LIABILITIES
CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	44,843	42,787
Salaries and Social Security Contributions (Notes 5 and 9)	1,047	1,735
Tax Liabilities (Notes 6, 9 and 13)	8,580	6,554
Other Liabilities (Notes 7, 9 and 11 and Schedule G)	5,505	10,184
Total Current Liabilities	59,975	61,260

NON-CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	187,721	180,394
Other Liabilities (Notes 7 and 9)	937	6
Total Non-Current Liabilities	188,658	180,400
Total Liabilities	248,633	241,660
SHAREHOLDERS' EQUITY (Per Related Statement)	2,697,513	2,469,500
Total Liabilities and Shareholders' Equity	2,946,146	2,711,160

The accompanying Notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Memorandum Accounts
As of March 31, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	3/31/11	12/31/11
Forward Purchase of Foreign Currency Without Delivery of the Underlying Asset (Note 15 and Schedule G)	81,080	119,280

The accompanying Notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Income Statement
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
Net Income on Investments in Related Institutions	241,452	60,437
Administrative Expenses (Note 11 and Schedule H)	(4,706)	(4,229)
Financial Income and by Holding	(8,553)	(6,033)
- Generated by Assets	1,789	1,599
Interest
On Special Current Account Deposits	3	-
Mutual Funds	60	15
On Time Deposits (*)	12	18
On Promissory Notes Receivable (*)	37	42
Result on Negotiable Obligations	-	(96)
Result on Negotiable Mutual Funds from Abroad	-	101
Exchange-Rate Difference	1,677	1,519
- Generated by Liabilities	(10,342)	(7,632)
Interest
On Financial Debts	(4,975)	(4,154)
Others	-	(5)
Exchange-Rate Difference	(5,367)	(3,473)
Other Income and Expenses (*) – (Loss) / Income	(177)	1,268
Net Income before Income Tax	228,016	51,443
Income Tax (Note 13)	(3)	255
Net Income for the Period	228,013	51,698
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Statement of Changes in the Shareholders’ Equity
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

Item	Shareholders’ Contributions (Note 8)				Retained Earnings (Notes 12, 15 and 18)				Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Valuation Adjustment of Hedging Derivatives	Retained Earnings
Balances as of 12/31/09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation Adjustment of Hedging Derivatives	-	-	-	-	-	-	(3,286)	-	(3,286)
Income for the Period	-	-	-	-	-	-	-	51,698	51,698
Balances as of 3/31/10	1,241,407	278,131	606	1,520,144	45,998	265,182	(11,346)	280,973	2,100,951

Balances as of 12/31/11	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500
Income for the Period	-	-	-	-	-	-	-	228,013	228,013
Balances as of 3/31/11	1,241,407	278,131	606	1,520,144	57,462	482,993	-	636,914	2,697,513

The accompanying Notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Statement of Cash Flows
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	3/31/11	3/31/10
CHANGES IN CASH (Note 1.j)
Cash at Beginning of Fiscal Year	27,298	19,422
Cash at Period-end	34,145	18,002
Net Increase/(Decrease) in Cash	6,847	(1,420)
CAUSES FOR CHANGES IN CASH
Operating Activities
Collections for Services	-	1,456
Payments to Suppliers of Goods and Services	(2,623)	(1,897)
Personnel Salaries and Social Security Contributions	(2,259)	(1,614)
Payment of Other Taxes	(1,145)	(339)
(Payments)/Collections for Other Operating Activities, Net	(4,884)	38
Net Cash Flow (Used in) Operating Activities	(10,911)	(2,356)
Investment Activities
Payments for Purchases of Fixed Assets	(152)	(3)
Interest Collections, Net	17,910	939
Net Cash Flow Generated by Investment Activities	17,758	936
Net Increase/(Decrease) in Cash	6,847	(1,420)

The accompanying Notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements
For the three-month period commenced January 1, 2011 and
ended March 31, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos (AR$) and U.S. Dollars (US$))

NOTE 1:	BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the F.A.C.P.C.E. as the Argentine GAAP; such resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. approved C.P.C.E.C.A.B.A.’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may actually occur in the future.

On March 25, 2003, the the executive branch of the Argentine government issued Decree No. 664 establishing that financial statements for fiscal years ending after such date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements after March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute.

Certain figures in the financial statements for the fiscal year ended December 31, 2010 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and Liabilities in Domestic Currency

Monetary assets and liabilities which include, as applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore, require no adjustment whatsoever.

b. Assets and Liabilities in Foreign Currency (U.S. Dollars and Euros)

Foreign currency assets and liabilities (in Dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in effect at the close of operations on the last working day of each period/fiscal year. Interest receivable or payable has been accrued, as applicable.

c. Investments

c.1. Current

Time and special current account deposits have been valued at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:	Continued

c.2. Non-Current

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized using the equity method as of March 31, 2011 and December 31, 2010, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differs from Argentine GAAP in the aspects mentioned in Note 2.c. to the consolidated financial statements.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of March 31, 2011 and December 31, 2010.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, based on the financial statements dated December 31, 2010 and September 30, 2010, and considering the significant changes occurring from such dates to the closing date of the corresponding financial statements.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendence of Insurance, which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:

 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in effect at the closing of operations on the last working day of the period/fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.

- Items in the income statement were converted into Pesos applying the monthly average exchange rates.

d. Goodwill

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments,” has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B attached to these financial statements.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed Assets

Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note 1, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate property. See Schedule A attached to these financial statements.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:	Continued

f. Financial Debt

Financial debt has been valued according to the amount of money received, net of transaction costs, plus financial interest accrued based on the I.R.R. estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

g. Income Tax and Minimum Presumed Income Tax

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in effect (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax losses, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax losses.  See Schedule E attached to these financial statements.

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at period/year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year must be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess could be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during the period and the previous fiscal year, in the amounts of AR$190 and AR$936, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E attached to these financial statements.

h. Derivative Instruments

As of March 31, 2011 and December 31, 2010, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in results for the period/fiscal year.

i. Shareholders’ Equity

i.1. Activity in the shareholders’ equity accounts has been restated as mentioned in paragraphs five and six of this Note 1.

The "Subscribed and Paid-in Capital" account has been stated at its face value and at the value of the contributions in the currency value of the period/fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of this account in constant currency has been allocated to the “Principal Adjustment” account.

i.2. Income and Expense Accounts

The results for each period are presented in the period in which they accrue.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:	Continued

j. Statement of Cash Flows

“Cash and Due from Banks” and investments and credit held with the purpose of complying with short-term commitments, with a high level of liquidity, that are easily converted into known amounts of cash, are subject to insignificant risks of changes in value and have a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	3/31/11	12/31/11
Cash and Due from Banks (Note 2)	899	830
Investments (Schedule D)	33,246	26,468
Total	34,145	27,298

NOTE 2:	CASH AND DUE FROM BANKS

The breakdown of this caption was as follows:

	3/31/11	12/31/11
Cash	11	11
Cash in Custody in Other Banks (Schedule G)	643	653
Due from Banks – Current Accounts (Note 11)	245	166
Total	899	830

NOTE 3:	OTHER RECEIVABLES

The breakdown of this caption was the following:

	3/31/11	12/31/11
Current
Tax Credit (Schedule E)	343	-
Promissory Notes Receivable (Note 11 and Schedule G)	806	2,103
Prepaid Expenses	5	6
Tax on Personal Assets Receivable – Substitute Taxpayer	2,104	-
Others	251	-
Total	3,509	2,109

	3/31/11	12/31/11
Non-Current
Tax Credit	177	-
Tax Credit – Income Tax (Note 13 and Schedule E)	1,044	1,034
Promissory Notes Receivable (Note 11 and Schedule G)	41,063	55,754
Sundry Debtors	1	1
Prepaid Expenses	3	5
Total	42,288	56,794

NOTE 4:	FINANCIAL DEBT

The breakdown of this caption was the following:

	3/31/11	12/31/11
Current
Negotiable Obligations (Note 16 and Schedule G)	44,843	42,787
Total	44,843	42,787

	3/31/11	12/31/11
Non-Current
Negotiable Obligations (Note 16 and Schedule G)	187,721	180,394
Total	187,721	180,394

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                     SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was as follows:

	3/31/11	12/31/11
Current
Argentine Integrated Social Security System	250	148
Others	25	16
Provision for Annual Salary Bonus	121	-
Provision for Bonuses	164	656
Provision for Retirement Insurance	180	720
Provision for Directors’ and Syndics' Fees	307	195
Total	1,047	1,735

NOTE 6:                     TAX LIABILITIES

The breakdown of this caption was as follows:

	3/31/11	12/31/11
Current
Income Tax – Withholdings to be Deposited	269	91
Provision for Minimum Presumed Income Tax	-	206
Provision for Turnover Tax (Net)	-	50
Provision for Tax on Personal Assets – Substitute Taxpayer	8,311	6,207
Total	8,580	6,554

NOTE 7:                     OTHER LIABILITIES

The breakdown of this caption was as follows:

	3/31/11	12/31/11
Current
Sundry Creditors	25	86
Provision for Expenses (Note 11 and Schedule G)	2,489	2,265
Balance of Futures Contracts to be Settled (Note 15)	2,988	7,830
Directors’ Qualification Bonds	3	3
Total	5,505	10,184

	3/31/11	12/31/11
Non-Current
Directors’ Qualification Bonds	6	6
Provision for Expenses (Note 11 and Schedule G)	531	-
Balance of Futures Contracts to be Settled (Note 15)	400	-
Total	937	6

NOTE 8:                     CAPITAL STATUS

As of March 31, 2011, capital status was as follows:

Capital Stock Issued, Subscribed, Paid-in and Recorded	Face Value	Restated at Constant Currency
Balances as of 12/31/09	1,241,407	1,519,538
Balances as of 12/31/11	1,241,407	1,519,538
Balances as of 3/31/11	1,241,407	1,519,538

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 9:                     ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of March 31, 2011, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	33,246	3,280	44,843	396	269	3,590
2nd Quarter (*)	-	4	-	-	8,311	792
3rd Quarter (*)	-	224	-	-	-	1,095
4th Quarter (*)	-	1	-	651	-	28
After One Year (*)	-	42,287	187,721	-	-	937
Subtotal Falling Due	33,246	45,796	232,564	1,047	8,580	6,442
No Set Due Date	2,865,031	1	-	-	-	-
Past Due	-	-	-	-	-	-
Total	2,898,277	45,797	232,564	1,047	8,580	6,442
Non-interest Bearing	2,865,032	3,928	-	1,047	8,580	6,442
At Variable Rate	875	41,869	-	-	-	-
At Fixed Rate	32,370	-	232,564	-	-	-
Total	2,898,277	45,797	232,564	1,047	8,580	6,442
(*) From the date of these financial statements.

NOTE 10:                   EQUITY INVESTMENTS

The breakdown of equity investments was the following:

As of March 31, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:                   Continued

The financial condition and results of controlled companies were as follows:

As of March 31, 2011 (*)
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	38,455,563	35,624,603	2,830,960	235,304
Net Investment S.A.	197	26	171	(14)
Galicia Warrants S.A.	28,468	14,103	14,365	413
Galval Agente de Valores S.A.	16,386	8,815	7,571	(613)
GV Mandataria de Valores S.A.	689	372	317	39
Sudamericana Holding S.A. (**)	297,793	196,435	101,358	16,257
(*) See Note 1.c.2.
(**) Financial statements and results as of 12/31/11.

Financial Condition as of December 31, 2010 and Net Income as of March 31, 2010 (*)
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	35,298,911	32,703,255	2,595,656	60,708
Net Investment S.A.	209	24	185	261
Galicia Warrants S.A.	28,247	14,295	13,952	(1,288)
Galval Agente de Valores S.A.	8,803	619	8,184	111
GV Mandataria de Valores S.A.	555	277	278	(48)
Sudamericana Holding S.A. (**)	293,886	188,784	105,102	5,124
(*) See Note 1.c.2.
(**) Financial statements as of 9/30/10 and results as of 12/31/09.

NOTE 11:                   SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	3/31/11	12/31/11
Assets
Cash and Due from Banks – Current Accounts (Note 2)	164	152
Investments – Special Current Accounts (Schedule D)	1	5,291
Other Receivables – Promissory Notes Receivable (Note 3 and Schedule G)	41,869	57,857
Total	42,034	63,300

	3/31/11	12/31/11
Liabilities
Other Liabilities – Provision for Expenses (Note 7)	322	257
Total	322	257

	3/31/11	3/31/10
Income
Financial Income – Interest on Time Deposits	-	255
Financial Income – Interest on Promissory Notes Receivable	723	807
Other Income – Fixed Assets under Lease	-	68
Total	723	1,130

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                   Continued

Banco de Galicia y Buenos Aires S.A. (continued)

	3/31/11	3/31/10
Expenses
Administrative Expenses (Schedule H)
Trademark Leasing	336	305
Bank Expenses	1	2
General Expenses	83	77
Total	420	384

Galval Agente de Valores S.A.

	3/31/11	12/31/11
Liabilities
Other Liabilities – Provision for Expenses (Note 7 and Schedule G)	20	22
Total	20	22

	3/31/11	3/31/10
Expenses
Administrative Expenses (Schedule H)
General Expenses	20	34
Total	20	34

Galicia Seguros S.A.

	3/31/11	3/31/10
Income
Other Income – Fixed Assets under Lease	-	74
Total	-	74

Additionally, the purchase and sale of foreign exchange related to the transactions described in Note 16 was carried out with Banco de Galicia y Buenos Aires S.A.

NOTE 12:                   RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Company’s bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the legal reserve until 20% of the capital stock is reached (See Note 18).

NOTE 13:                   INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other Receivables	Other Liabilities	Total
Balances as of 12/31/09	1,570	-	1,571
Charge to Income	103	-	102
Balances as of 12/31/11	1,673	-	1,673
Charge to Income	(80)	(13)	(93)
Others	-	13	13
Balances as of 3/31/11	1,593	-	1,593

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                   Continued

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12/31/09	6	501	508
Charge to Income	1	131	131
Balances as of 12/31/11	7	632	639
Charge to Income	(3)	(87)	(90)
Balances as of 3/31/11	4	545	550

As the above-mentioned information shows, as of March 31, 2011 and December 31, 2010, the Company’s deferred tax assets amounted to AR$1,044 and AR$1,034, respectively.

Tax losses recorded by the Company, subject to their being used, amount to approximately AR$26,617, with the following breakdown:

Issuance Year	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	7,582	2016	2,654

The deferred tax originated from such tax losses has not been recorded by the Company, since it is presumed that their recovery is not likely at the issuance date of these financial statements. See Schedule E to these financial statements.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), the Company decided not to record such liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the response (identified as 7) to question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to AR$113 and AR$114, as of March 31, 2011 and December 31, 2010, respectively, and stem from the real estate valuation. Pursuant to the provisions of General Resolution No. 576/10 of the C.N.V., these liabilities must be charged to income during this fiscal year.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results, to that which would result from applying the tax rate in effect to the accounting income before tax:

	3/31/11	3/31/10
Income Before Income Tax	228,016	51,443
Income Tax Rate in Force	35%	35%
Result for the Period at the Tax Rate	79,806	18,005
Permanent Differences at the Tax Rate
Increase in Income Tax
- Expenses not Included in Tax Return	1,874	1,995
- Other Causes	237	114
Decrease in Income Tax
- Results on Investments in Related Institutions	(84,562)	(21,009)
- Other Causes	(6)	(41)
- Allowance for Impairment of Value (Schedule E)	2,654	681
Total Income Tax Charge Recorded – Loss/(Income)	3	(255)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                   Continued

The following table shows the reconciliation of tax charged to results, to tax determined for the period for tax purposes:

	3/31/11	3/31/10
Total Income Tax Charge Recorded – loss / (income)	3	(255)
Temporary Differences
- Variation in Assets due to Deferred Tax	(93)	39
- Variation in Liabilities due to Deferred Tax	90	216
Total Tax Determined for Tax Purposes	-	-

NOTE 14:                   EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2011 and 2010:

	3/31/11	3/31/10
Income for the Period	228,013	51,698
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
- Basic	0.1837	0.0416
- Diluted	0.1837	0.0416

NOTE 15:                   DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to Dollar fluctuations and denominate its future commitments in Pesos.

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a AR$10,329 loss, which was charged to income for the fiscal year.

On March 31, 2011, the contract entered into in fiscal year 2010 was settled, recording a AR$5,380 loss, of which AR$280 corresponded to this fiscal year.

As of March 31, 2011, the following contracts are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)		Forward Exchange Rate (AR$ for US$)	Exchange Rate for Settlement		Settlement Date
US$	(1)	2,000	(3)	4.1000	B.C.R.A.	(4)	4/29/11
US$	(1)	10,000	(2)	4.4000	B.C.R.A.	(4)	5/31/11
US$	(1)	8,000	(3)	4.5000	B.C.R.A.	(4)	2/29/12
(1) Dollars.
(2) The hedge contract establishes that if during its term the exchange rate is lower than or equal to AR$3.50, the Company will have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of AR$3.75 and the exchange rate in effect at the time such security is furnished, for the amount of the contract.
(3) The hedge contract establishes that if during its term the exchange rate is lower than or equal to AR$3.80, the Company will have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of AR$4.0315 and the exchange rate in effect at the time such security is furnished, for the amount of the contract.
(4) Reference exchange rate set by the B.C.R.A. (Communiqué “A” 3500).

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 15:                   Continued

Settlement of this transaction at the settlement date must be carried without the physical delivery of the currency. That is to say, it must be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into derivatives contracts for speculative purposes.

NOTE 16:                   GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the creation of a global program for the Issuance of simple negotiable obligations, not convertible into shares, was approved at the Company’s ordinary shareholders’ meeting. Such negotiable obligations may be short-, mid- and/or long-term, secured or unsecured, Peso-denominated, Dollar-denominated or denominated in any other currency, subject to the compliance with all legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$60,000, or the equivalent thereof in another currency.

The maximum term of the program will be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in effect.

The negotiable obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period that the program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the program’s total amount, with the possibility that the maturity dates of the different classes and/or series issued occur after the program’s expiration date, and with amortization terms that are not lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. authorized, subject to certain conditions, the creation of this global program. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the pricing supplement corresponding to the class I, series I and II negotiable obligations, for a face value of US$45,000.

On June 4, 2009, class I, series I and II negotiable obligations were issued.

On May 30, 2010, class I, series I negotiable obligations for a face value of US$34,404 were repaid.

The main characteristics of the outstanding series of negotiable obligations are as follows:

Series No.	Face Value in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value AR$
						3/31/11	12/31/11
II	10,596	0.10348	720	5/25/11	Annual Nominal at 12.5%	44,843	42,787

On May 7, 2010, the C.N.V. authorized the issuance of class II, series I, II and III negotiable obligations for US$ 45,000.

On June 8, 2010, class II, series II and III negotiable obligations were issued, the main characteristics of which are as follows:

Series No.	Face Value in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value AR$
						3/31/11	12/31/11
II	18,143	0.10182	721	5/29/12	8%	75,685	72,866
III	26,857	0.10128	1,078	5/21/13	9%	112,036	107,528

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering”
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 16:                   Continued

An increase of US$40,000 in the amount of the Company’s global program for the issuance of negotiable obligations was approved at the Company’s ordinary shareholders’ meeting held on April 14, 2010. As such, the maximum amount of the program, which is currently set at up to US$60,000, or its equivalent in any other currency, is up to US$100,000 or its equivalent in any other currency.

NOTE 17:                   ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE NATIONAL SECURITIES COMMISSION

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards (the “I.F.R.S.”) issued by the International Accounting Standards Board for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application of such standards will be compulsory for the Company as from the fiscal year commenced on January 1, 2012. The board of directors fo the Company approved the specific implementation plan on April 28, 2010.

Technical Pronouncement No. 26 waives the compulsory application of the I.F.R.S. and accepts accounting criteria set forth by other regulatory or control bodies, with respect to companies covered by the Financial Institutions Law and insurance companies.

As of the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is assessing the effects that the adoption of the financial reporting standards may have, which mainly affect the presentation of the Company’s consolidated financial information. In this respect, the Company is working on the information models required by such accounting standards, both for the annual reporting of information and for information to be reported for interim periods. The main changes will affect (i) the reporting of the consolidated financial statements as main financial statements, (ii) the amendment of information to be included in the notes to the financial statements, such as the classification of financial instruments, the level of importance of estimates made, and the disclosure of qualitative and quantitative aspects related to the management of financial risks, and (iii) the reconciliation of information by segments, among other aspects related to the presentation of information.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

NOTE 18:                   SUBSEQUENT EVENTS

Distribution of Retained Earnings:

It was resolved at the Company’s shareholders’ meeting held on April 27, 2011, pursuant to the rules and regulations in effect, that retained earnings, as of December 31, 2010, would be distributed as follows:

- Legal Reserve	AR$20,445
- Discretionary Reserve	AR$363,628
- Cash Dividends	AR$24,828

Cash dividends, which represent 2% of the Company’s capital stock, will be put at the disposal of shareholders on May 16, 2011.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Fixed Assets and Investments in Assets of a Similar Nature
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule A

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Real Estate	918	-	-	918	145	-	2	4	149	769	773
Furniture and Facilities	220	-	-	220	217	-	20	1	218	2	3
Machines and Equipment	545	39	-	584	422	-	20	9	431	153	123
Vehicles	128	108	-	236	15	-	20	10	25	211	113
Hardware	292	5	-	297	256	-	20	3	259	38	36
Totals as of 3/31/11	2,103	152	-	2,255	1,055	-		27	1,082	1,173	-
Totals as of 12/31/11	4,385	246	2,528	2,103	1,366	418		107	1,055	-	1,048

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Goodwill
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Schedule B

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Goodwill (Schedule C)	17,190	-	-	17,190	4,424	-	10	485	4,909	12,281	12,766
Totals as of 3/31/11	17,190	-	-	17,190	4,424	-		485	4,909	12,281	-
Totals as of 12/31/11	12,788	4,402	-	17,190	3,091	-		1,333	4,424	-	12,766

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C

Issuance and Characteristics of the Securities	Class	Face Value	Number	Market Cost	Market Price	Equity Method Value	Recorded Value as of 3/31/11	Recorded Value as of 12/31/11
Non-current Investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Class “A” Ordinary	0.001	101	3,036,022	5,813,131	2,749,807	2,749,807	2,522,197
	Class “B” Ordinary	0.001	533,314,664
			533,314,765
	Goodwill (Schedule B)			17,190	-	-	12,281	12,766
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	12,579	12,579	12,218
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	7,571	7,571	8,184
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	150	150	162
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	82,358	82,358	68,133
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	285	285	251
Total				3,143,585	5,813,131	2,852,750	2,865,031	2,623,911

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments (continued)
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C (continued)

Issuance and Characteristics of the Securities	INFORMATION ON THE ISSUING COMPANIES
	Latest Financial Statements (Note 10)
	Principal Line of Business	Date	Capital Stock		Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No.19550:
Controlled Companies:
Banco de Galicia y Buenos Aires S.A.	Financial Activities	3/31/11	562,327		235,304	(1)	2,830,960	94.840741
Galicia Warrants S.A.	Issuance of Deposit Certificates and Warrants	3/31/11	200		413	(1)	14,365	87.500000
Galval Agente de Valores S.A.	Custody of Securities	3/31/11	8,184	(2)	(613)	(1)	7,571	100.000000
Net Investment S.A.	Information Technology	3/31/11	12		(14)	(1)	171	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	12/31/11	186		28,438	(3)	101,358	87.500337
GV Mandataria de Valores S.A.	Agent	3/31/11	12		39	(1)	317	90.000000
(1) For the three-month period ended 3/31/11.
(2) Equivalent to 49,870,052 thousand Uruguayan pesos.
(3) For the six-month period ended 12/31/11.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Other Investments
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule D

Main Account and Characteristics	Recorded Value as of 3/31/11	Recorded Value as of 12/31/11
Current Investments (*)
Deposits in Special Current Accounts (Note 11 and Schedule G)	32,005	24,803
Mutual Funds	875	1,198
Time Deposits	366	467
Total	33,246	26,468
(*) Include accrued interest, if applicable.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Allowances
For the three-month period ended March 31, 2011,
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule E

Captions	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period End	Balances at the Close of the Previous Fiscal Year
Deducted from Assets
- Impairment of Value of Tax Losses	8,843	2,654	2,181	9,316	8,843
- Impairment of Value of Minimum Presumed Income Tax Receivables	936	190	-	1,126	936
Total as of 3/31/11	9,779	2,844	2,181	10,442	-
Total as of 12/31/11	-	9,900	121	-	9,779

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Foreign Currency Assets and Liabilities
For the three-month period ended March 31, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos (AR$), Thousands of U.S. Dollars (US$) and/or Euros (€))
Schedule G

Captions	Amount and Type of Foreign Currency		Exchange Rate	Amount in AR$ as of 3/31/11	Amount and Type of Foreign Currency		Amount in AR$ as of 12/31/11
Assets
Current Assets
Cash and Due from Banks
- Cash in Custody in Other Banks	US$	160.27	4.014	643	US$	165.83	653
Investments
- Deposits in Special Current Accounts	US$	7,973.16	4.014	32,004	US$	6,301.21	24,802
Other Receivables
- Promissory Notes Receivable	US$	200.78	4.014	806	US$	534.38	2,103
Total Current Assets				33,453			27,558
Non-current Assets
Other Receivables
- Promissory Notes Receivable	US$	10,229.98	4.014	41,063	US$	14,165.31	55,754
Investments
- Equity Investments	US$	1,886.07	4.014	7,571	US$	2,079.20	8,184
Total Non-current Assets				48,634			63,938
Total Assets				82,087			91,496
Liabilities
Current Liabilities
Financial Debt
- Negotiable Obligations	US$	11,061.34	4.054	44,843	US$	10,761.37	42,787
Other Liabilities
- Provision for Expenses	US$	278.16	4.054	1,128	US$	281.30	1,118
- Provision for Expenses		€0.50	5.753	3		€0.50	3
Total Current Liabilities				45,974			43,908
Non-current Liabilities
Financial Debt
- Negotiable Obligations	US$	46,305.14	4.054	187,721	US$	45,370.75	180,394
Other Liabilities
- Provision for Expenses	US$	76.00	4.054	308	-	-	-
Total Non-current Liabilities				188,029			180,394
Total Liabilities				234,003			224,302
Memorandum Accounts
- Forward Purchase of Foreign Currency	US$	20,000.00	4.054	81,080	US$	30,000.00	119,280

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Information Required by Section 64, Subsection b) of Law No. 19550
For the three-month period ended March 31, 2011,
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule H

Captions	Total as of 3/31/11	Administrative Expenses	Total as of 3/31/10
Salaries and Social Security Contributions	1,818	1,818	1,015
Bonuses	128	128	89
Entertainment, Transportation, and Per Diem	97	97	-
Services to the Staff	18	18	-
Training Expenses	1	1	14
Retirement Insurance	145	145	120
Directors’ and Syndics’ Fees	609	609	472
Fees for Services	1,203	1,203	685
Taxes	214	214	1,318
Security Services	2	2	1
Insurance	90	90	94
Leases	-	-	1
Stationery and Office Supplies	10	10	13
Electricity and Communications	37	37	23
Maintenance Expenses	5	5	31
Depreciation of Fixed Assets	27	27	23
Bank Charges (*)	4	4	3
Condominium Expenses	14	14	36
General Expenses (*)	200	200	241
Vehicle Expenses	23	23	25
Trademark Leasing (*)	17	17	16
Expenses Corresponding to the Issuance of the “Global Program for the Issuance of Negotiable Obligations”	44	44	9
Totals	4,706	4,706	4,229
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS CAUSING EXPIRATION OR RESURGENCE OF BENEFITS

     None.

NOTE 2:
SIGNIFICANT CHANGES IN COMPANY ACTIVITIES OR OTHER CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT WILL BE PRESENTED IN FUTURE FISCAL YEARS.

     None.

NOTE 3:                    CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

a)   Receivables: See Note 9 to the financial statements.

b)   Debts: See Note 9 to the financial statements.

NOTE 4:                      CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a)   Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

b)   Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:                     BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550

     See Note 10 and Schedule C to the financial statements.

NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

    As of March 31, 2011 and December 31, 2010, there were no receivables from, or loans granted to, directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:                    PHYSICAL INVENTORY

    As of March 31, 2011 and December 31, 2010, the Company did not have any inventories.

NOTE 8:                    CURRENT VALUES

    See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:                    FIXED ASSETS

    See Schedule A to the financial statements.

a)   Fixed assets that have been technically appraised: As of March 31, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.

b)   Fixed assets not used because they are obsolete: As of March 31, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:                  EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
Additional Information to the Notes to the Financial Statements (continued)

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos)

NOTE 11:                  RECOVERABLE VALUES

As of March 31, 2011 and December 31, 2010, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:                  INSURANCE

As of March 31, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 3/31/11	Book Value as of 12/31/11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft.	1,040	924	935
Vehicles	Theft, Robbery, Fire or Total Loss	281	211	113

NOTE 13:                 POSITIVE AND NEGATIVE CONTINGENCIES

a)   Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of shareholders’ equity: None.

b)   Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of March 31, 2011 and December 31, 2010, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:                      IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a)   Status of capitalization arrangements: As of March 31, 2011 and December 31, 2010, there were no irrevocable contributions towards future share subscriptions.

b)   Cumulative unpaid dividends on preferred shares: As of March 31, 2011 and December 31, 2010, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:                  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the Board of Directors
For the three-month period beginning on January 1, 2011 and ending on
March 31, 2011, presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the board of directors of the Company hereby submits the following supplementary and explanatory information.

A. Current Assets:

a) Receivables:

1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of March 31, 2011 and December 31, 2010, the Company had not set up any allowances or provisions.

b) Inventory:

As of March 31, 2011 and December 31, 2010, the Company did not have any inventory.

B. Non-Current Assets:

a) Receivables:

See Schedule E.

b) Inventory:

As of March 31, 2011 and December 31, 2010, the Company did not have any inventory.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of March 31, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
2) As of March 31, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.d and Schedules B and C to the financial statements.
2) As of March 31, 2011 and December 31, 2010, there were no deferred charges.

C. Current Liabilities:

a) Liabilities:

1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and Provisions:

See Schedule E.

E. Foreign Currency Assets and Liabilities:

See Note 1.b. and Schedule G to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”

F. Shareholders’ Equity:

1) As of March 31, 2011 and December 31, 2010, the Company’s shareholders’ equity did not include the "Irrevocable Advances Towards Future Share Issues" account.

2) As of March 31 2011 and December 31, 2010, the Company had not set up any technical appraisal reserve, nor has it created any such reserve.

G. Miscellaneous:

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of March 31, 2011 and December 31, 2010, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of March 31, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 3/31/11	Book Value as of 12/31/11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft.	1,040	924	935
Vehicles	Theft, Robbery, Fire or Total Loss	281	211	113

6) As of March 31, 2011 and December 31, 2010, there were no contingencies likely to occur which have not been given accounting recognition.

7) As of March 31, 2011 and December 31, 2010, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, May 10, 2011.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of March 31, 2011 and 2010
(Figures Stated in Thousands of Pesos (AR$) and U.S. Dollars (US$))

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal period ended March 31, 2011 reported by the Company amounts to AR$228,013. This profit has been mainly generated as a consequence of the valuation of equity investments in the Company’s subsidiaries.

On April 14, 2010, it was resolved at the Company’s ordinary shareholders' meeting to distribute the retained earnings, as of December 31, 2009, through the allocation of AR$11,464 to the Company’s legal reserve and AR$217,811 to the Company’s discretionary reserve.

Furthermore, at the above-mentioned shareholders’ meeting, an increase of US$40,000 in the amount of the Company’s global program for the issuance of negotiable obligations was approved. The maximum amount of such program, which was up to US$60,000, or its equivalent in any other currency, is currently up to US$100,000, or its equivalent in any other currency (see Note 16 to the financial statements).

On May 7, 2010, the C.N.V. authorized the issuance of class II, series I, II and III negotiable obligations for US$45,000. On June 8, 2010, class II, series II and III were issued (see Note 16 to the financial statements).

On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the functional units property of the Company located at Maipú 241, Autonomous City of Buenos Aires, for US$2,131. On September 23, 2010, the Argentine Superintendence of Insurance authorized the above-mentioned transaction. The corresponding deed of sale was executed on November 3, 2010.

On April 27, 2011, it was resolved at the Company’s ordinary shareholders' meeting to distribute the retained earnings as of December 31, 2010, through the allocation of AR$20,445 to the Company’s legal reserve, AR$24,828 to cash dividends and AR$363,628 to the Company’s discretionary reserve.

On May 3, 2011, in compliance with what was approved by the aforementioned ordinary shareholders’ meeting, the Company’s board of directors decided to put at the disposal of shareholders, from May 16, or at a later date that may be appropriate pursuant to the rules and regulations in effect in the jurisdictions where the Company’s shares are listed, the amount of AR$24,828 as cash dividends, corresponding to the fiscal year ended December 31, 2010 (i.e., AR$0.02 (figure stated in integers) per share), which represents 2% of the Company’s capital stock.

BALANCE SHEET FIGURES

	3/31/11	3/31/10	3/31/09	3/31/08	3/31/07
Assets
Current Assets	37,654	33,355	6,758	107,254	317,400
Non-current Assets	2,908,492	2,284,348	2,063,146	1,858,434	1,284,993
Total Assets	2,946,146	2,317,703	2,069,904	1,965,688	1,602,393
Liabilities
Current Liabilities	59,975	172,122	117,891	76,878	6,289
Non-current Liabilities	188,658	44,630	28,790	198,149	5,772
Total Liabilities	248,633	216,752	146,681	275,027	12,061
Shareholders’ Equity	2,697,513	2,100,951	1,923,223	1,690,661	1,590,332
Total	2,946,146	2,317,703	2,069,904	1,965,688	1,602,393

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of March 31, 2011 and 2010
(Figures Stated in Thousands of Pesos (AR$) and U.S. Dollars (US$))

INCOME STATEMENT

	3/31/11	3/31/10	3/31/09	3/31/08	3/31/07
Ordinary Operating Result	236,746	56,208	20,389	41,035	(27,163)
Financial Results	(8,553)	(6,033)	101,819	(5,486)	13,223
Other Income and Expenses	(177)	1,268	44	607	734
Net Operating Income	228,016	51,443	122,252	36,156	(13,206)
Income Tax	(3)	255	(30,353)	-	(4,930)
Net Income	228,013	51,698	91,899	36,156	(18,136)

RATIOS

	3/31/11	3/31/10	3/31/09	3/31/08	3/31/07
Liquidity	0.62783	0.19379	0.05732	1.39512	50.46907
Credit Standing	10.84938	9.69288	13.11160	6.14725	131.85739
Capital Assets	0.98722	0.98561	0.99674	0.94544	0.80192

The individual financial statements have been included in order to disclose the balance sheet figures and net income statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the B.C.R.A. and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress Made regarding Compliance with the Plan for the Implementation of the International Financial Reporting Standards (I.F.R.S.)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a plan for the implementation of the I.F.R.S., which was approved by the board of directors at the meeting held on April 28, 2010.

After monitoring the specific plan for the implementation of the I.F.R.S., the board of directors is not aware of any circumstances that may require modifications to the above-mentioned plan or that may indicate a possible departure from the goals and dates set (see Note 17 to the financial statements).

Equity Investments in Other Companies

•	Banco de Galicia y Buenos Aires S.A.

o	See the notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.

o
During fiscal years 2009 and 2010, Net Investment S.A. entered into agreements for the repayment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

o
Taking into consideration the search of the board of directors for new business alternatives, in fiscal year 2010, Net Investment S.A. subscribed shares belonging to a foreign company that carries out activities related to business development through the internet. The equity investment held in this company to date represents 0.21% of corporate capital.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of March 31, 2011 and 2010
(Figures Stated in Thousands of Pesos (AR$) and U.S. Dollars (US$))

•	Sudamericana Holding S.A.

o
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

o	The insurance business undertaken by the Company is one of the most important aspects of the Company’s strategy to strengthen its position as a leading financial services provider.

o
Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2011 and ended on March 31, 2011, amounted to AR$131,774.

o	As of March 31, 2011, these companies had approximately 5.4 million insured in all their lines of business.

o
From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

o	As a result of this effort, the premium volume for the first quarter of 2011 exceeded that for the same period of the previous year by 51.60%.

•	Galicia Warrants S.A.

o
Galicia Warrants S.A. was established in 1993 and since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

o	The equity investment held by the Company in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

o
The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

o	During the period commenced January 1, 2011 and ended March 31, 2011, Galicia Warrants S.A. has recorded income from services in the amount of AR$2,351. The net income for the period was AR$ 413.

o	As of March 31, 2011, deposit certificates and warrants issued amounted to AR$190,416, regarding merchandise under custody located throughout the country.

o
Furthermore, the Company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during this new fiscal year.

•	Galval Agente de Valores S.A.

o	Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. The Company has a 100% interest in this company.

o	On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the this company with the Registry of the Stock Exchange.

o
As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2011 it holds customers’ securities in custody for US$124,628, of which US$10,390 correspond to the holding of securities belonging to the Company.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of March 31, 2011 and 2010
(Figures Stated in Thousands of Pesos (AR$) and U.S. Dollars (US$))

o	As of March 31, 2011, Galval Agente de Valores S.A. had recorded income for US$254, with a recorded net loss of US$193.

o
It is expected that, if customers were to start looking for investments in the market that were more profitable than conservative positions, this would have a positive impact on the increase in income from fees from securities trading operations.

•	GV Mandataria de Valores S.A.

o	On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority.

o	The equity investment held by the Company in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

o	This company's main purpose is to represent, act as agent for and carry out other brokerage activities of any sort on behalf of, both domestic and foreign companies.

o	In December 2008, this company entered into an agreement to act as agent of Galval Agente de Valores S.A., which is currently the only activity that it carries out.

o	Income from services amounted to AR$782 for the fiscal period commenced January 1, 2011 and ended March 31, 2011, with a pretax net income of AR$60.

o	This company’s outlook for fiscal year 2011 is linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, May 10, 2011.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of March 31, 2011, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month period then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three-month period ended March 31, 2011, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on May 10, 2011, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

.
In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2011 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the C.N.V., respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

.
We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by B.C.R.A. regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2011 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with B.C.R.A. regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2011, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, May 10, 2011.

Supervisory Syndics’ Committee

Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal Address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2011, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2011 and 2010, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2011, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the three-month periods ended March 31, 2011 and 2010, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by B.C.R.A. regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in effect in the Autonomous City of Buenos Aires.

4.
On February 17, 2011 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 with an unqualified opinion, without qualifications regarding the B.C.R.A.'s regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5.
Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 mentioned in item 4, we express the following:

a)
the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2011 and 2010 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with B.C.R.A. regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)
the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2010.

6.	As called for by the regulations in effect, we report that:

a)
the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the C.N.V..

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of March 31, 2011 and 2010, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
as of March 31, 2011, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to AR$ 197,795.43, which was not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2011.

PRICE WATERHOUSE & CO. S.R.L.